Exhibit 99.1

MAG SILVER CORP.

Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING AND

MANAGEMENT INFORMATION CIRCULAR

relating to the

2018 ANNUAL GENERAL AND SPECIAL

MEETING OF SHAREHOLDERS

TO BE HELD ON JUNE 14, 2018

Dated May 10, 2018

THIS PAGE INTENTIONALLY LEFT BLANK

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company” or “MAG”) will be held at The Vancouver Club, 915 West Hastings Street, Vancouver, British Columbia, Canada V6C 3L5 at 10:00 a.m. (Pacific time) on Thursday, June 14, 2018 for the following purposes:

•	To receive the report of the directors of the Company;
•	To receive the audited financial statements of the Company for the financial year ended December 31, 2017 and accompanying report of the auditor;
•	To elect the eight nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;
•	To appoint Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration; and
•	To approve the amendments to the Advance Notice Policy.
•	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Meeting. At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed May 7, 2018 as the record date for the Meeting (the “Record Date”). Only shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 10:00 a.m. (Pacific time) on Tuesday, June 12, 2018 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia May 10, 2018.

MAG SILVER CORP.

by:	“George Paspalas”
George Paspalas
President and Chief Executive Officer

MAG SILVER CORP.

Suite 770, 800 West Pender Street
Vancouver, British Columbia V6C 2V6

MANAGEMENT INFORMATION CIRCULAR

Dated May 10, 2018

This Management Information Circular (“Information Circular”) accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of MAG Silver Corp. (the “Company” or “MAG”) to be held on Thursday, June 14, 2018 at the time and place and for the purposes set out in the accompanying Notice of Meeting. This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

PROXIES AND VOTING RIGHTS

General

The solicitation of proxies is being made on behalf of management. It is expected that solicitations of proxies will be made primarily by mail but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation. The Company may reimburse Shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals. The Company will be using the services of Kingsdale Advisors (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the information circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting Shareholders by telephone. Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532. The estimated cost to the Company of such service is $80,000 plus charges for any telephone calls. The costs of solicitation will be borne by the Company.

Only a Shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting. A Shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, brokerage firm, bank, trust company, trustee, custodian, administrators of self-administered RRSPs, RRIFs, RESPs and similar plans or other nominee, or a clearing agency in which the intermediary participates (each, an “Intermediary”). Accordingly, most Shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the Intermediary through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an Intermediary that the Non-Registered Shareholder deals with in respect of the shares; or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, Intermediaries are prohibited from voting shares held for Non-Registered Shareholders.

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These proxy solicitation materials are being sent to both Registered Shareholders and Non-Registered Shareholders. If the Company or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”. In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) indirectly to the NOBOs and to the OBOs through their Intermediaries.

How to Vote

Registered Shareholders can vote their shares in the following ways:

•	By Mail: Please complete, sign and return the enclosed form of proxy by mail to:
o	Computershare Investor Services Inc.

510 Burrard Street, 3rd Floor

Vancouver, British Columbia

V6C 3B9

•	By Telephone: Shareholders based in Canada or the United States vote by telephone by calling 1-866-732-8683. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the telephone voting system.

•	Internet Voting: You may vote over the internet by going to www.investorvote.com. You will need to enter your 15-digit control number (located on the bottom left corner of the first page of the form of proxy) to identify yourself as a Shareholder on the voting website.

•	In Person: Attend the meeting, register with transfer agent upon your arrival, collect a ballot and submit the ballot with your vote at the meeting.

Non-Registered Shareholders will receive voting instructions from the intermediary (usually a bank, trust company, broker, securities dealer or other financial institution) through which they hold their shares. Please follow the instructions provided on your voting instruction form to vote your shares. If you need any assistance, please contact Kingsdale Advisors by telephone at 1-866-481-2532 (toll-free within Canada or the United States) or 1-416-867-2272 (for calls outside Canada and the United States) or by e-mail at contactus@kingsdaleadvisors.com.

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Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for and on the Shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the Shareholder must either:

(a)	on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the Shareholder’s nominee in the blank space provided; or

(b)	complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the Shareholder or by the Shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed, or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or by telephone, internet or facsimile (in accordance with the instructions provided in the form of proxy delivered herewith), by 10:00 a.m. (Pacific time) on Tuesday, June 12, 2018 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting. The deadline for the deposit of proxies may be waived or extended by the Chairman of the Meeting at the Chairman’s discretion without notice.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting. Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from Shareholders of record can be recognized and voted at the Meeting.

The Intermediary holding shares on behalf of a Non-Registered Shareholder is required to forward the Meeting Materials to such Non-Registered Shareholder (unless such Non-Registered Shareholder has waived its right to receive the Meeting Materials) and to seek such Non-Registered Shareholder’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting. Each Intermediary has its own procedures which should be carefully followed by Non-Registered Shareholders to ensure that their Shares are voted by the Intermediary on their behalf at the Meeting. The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary. Non-Registered Shareholders should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary. Alternatively, Non-Registered Shareholders who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary’s instructions for return of the executed form of proxy or voting instruction form.

All references to Shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to Shareholders of record unless specifically stated otherwise.

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The Company may also use Broadridge Financial Services’ (“Broadridge”) QuickVote™ service to assist Non-Registered Shareholders with voting their shares. Non-Registered Shareholders may be contacted by Kingsdale to conveniently obtain voting instructions directly over the telephone. Broadridge then tabulates the results of all the instructions received and then provides appropriate instructions respecting the shares to be represented at the meeting.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Advisors toll free at 1-866-481-2532.

Revocation of Proxies

A Shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the Shareholder, the Shareholder’s legal personal representative or trustee in bankruptcy or, where the Shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)	delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 or to the registered office of the Company located at Suite 2600 – 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L3 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)	by sending another proxy form with a later date to Computershare before 10:00 a.m. (Pacific time) on Tuesday, June 12, 2018 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the Meeting and notifying the Chairman of the Meeting prior to the commencement of the Meeting that the Shareholder has revoked its proxy; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting and Exercise of Discretion by Proxyholders

A Shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the Shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

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The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares. As at May 10, 2018, the Company had 85,503,249 common shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company (the “Board”) has provided notice of and fixed the record date as of May 7, 2018 (the “Record Date”) for the purposes of determining Shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of common shares registered in the name of each Registered Shareholder on that date. Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each common share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, only the following Shareholders beneficially own, directly or indirectly, or exercise control or direction over, common shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company:

Name	Number of Shares	Percentage of Outstanding Shares(3)
BlackRock Inc.	14,034,265(1)	16.41%
Industrias Peñoles, S.A.B. DE C.V. and affiliates	9,746,193(2)	11.4%
(1)	The information above has been obtained by the Company from filings on the Securities and Exchange Commission on EDGAR on the date of this Information Circular.
(2)	The information above has been obtained by the Company from filings on the System for Electronic Disclosure by Insiders (SEDI) on the date of this Information Circular.
(3)	The percentage shown has been calculated based on the number of issued and outstanding common shares of the Company as at May 10, 2018.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The Directors’ Report and the consolidated financial statements of the Company for the financial year ended December 31, 2017 and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The Board presently consists of eight (8) members. The term of office of each of the present directors expires at the Meeting. The Board proposes to nominate the persons named in the table below for election as directors of the Company. The nominees include each of the existing directors of the Company. Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he or she becomes disqualified to act as a director.

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Pursuant to the advance notice policy of the Company adopted by the Board on August 13, 2012 and amended effective March 23, 2018, any additional director nominations for the Meeting must have been received by the Company in compliance with the advance notice policy no later than the close of business on May 7, 2018. As no such nominations were received by the Company prior to such date, management’s nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting. A copy of the Company’s advance notice policy may be obtained under the Company’s profile on SEDAR at www.sedar.com and is also available on the Company’s website at www.magsilver.com.

The Board adopted a majority voting policy in 2013 and it is reviewed and amended accordingly on an annual basis. The majority voting policy was last reviewed on May 10, 2018 with no amendments required. This policy provides that any nominee for election as a director who has more votes withheld than votes for his or her election at the Meeting must immediately tender his or her resignation to the Board following the meeting. This policy applies only to uncontested elections. The Governance and Nomination Committee shall consider any resignation tendered pursuant to the policy and within 90 days after the Shareholder’s meeting, determine whether or not it should be accepted. The Board shall accept the resignation absent exceptional circumstances. The resignation will be effective when accepted by the Board. A director who tenders a resignation pursuant to this policy shall recuse themselves from any meeting of the Board or the Governance and Nomination Committee and not participate in any deliberations on whether to accept such subject director(s) resignation. The Board will disclose its decision via press release as soon as practicable following receipt of the resignation and provide copy to the TSX. If the Board determines not to accept a resignation, the news release must fully state the reasons for that decision. If a resignation is accepted, the Board may leave the resultant vacancy unfilled until the next annual meeting of the Shareholders, appoint a new director to fill any vacancy created by the resignation or call a special meeting of the Shareholders to consider the election of a nominee. A copy of the Company’s majority voting policy is available on the Company website or will be provided to any Shareholder without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

The table below sets forth for each management nominee for election as director the following information available as of the date of this Information Circular, (i) their name, (ii) the province or state and country where they reside, (iii) their age, (iv) all offices of the Company now held by each of them, including committees on which they serve, (v) their principal occupations, businesses or employment, (vi) the period of time during which each has been a director of the Company, (vii) 2017 Voting Results; (viii) the number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed by them, (ix) the number of Deferred Share Units (“DSUs”) held, and (x) if they meet their share ownership requirement. Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director. The Board recommends a vote “FOR” the appointment of each of the following nominees as directors.

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Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership(1)			Principal Occupation and Occupations during the past 5 years(1)	Skills & Qualifications(1)
Peter D. Barnes, Acc.Dir. (2)(4) British Columbia, Canada Age: 61 Independent Director since Oct 5, 2012 2017 Voting Results: For 99.83%; Withheld 0.17%			Professional Director and a Fellow of the Institute of Chartered Professional Accountants of British Columbia. Co-founder of Silver Wheaton Corp in 2004 and CEO from 2006 to 2011. Director of Richmont Mines Inc. from 2016 to 2017. Mr. Barnes is a member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011.	Corporate Governance Industry Knowledge Leadership/Strategy International Experience Financial Expert Corporate Finance/M&A Commercial/Negotiations Legal/Litigation
Shares 73,076	DSUs 49,022	Options 60,000
Share Ownership Met: YES(7)
Richard P. Clark, Acc.Dir.(2)(3)(5) London, England Age: 60 Independent Director since Oct 5, 2012 2017 Voting Results: For 95.77%; Withheld 4.23%			Mr. Clark is President and CEO of Orca Gold Inc. (since 2016). Mr. Clark is a lawyer with a geological background. Mr. Clark has been a senior executive with the Lundin Group of companies for past 17 years. Formerly he served as President, CEO and a director of RB Energy Inc. (formerly Sirocco Mining Inc.) from January 2014 to 2015; and as President, CEO and a director of Red Back Mining Inc. from 2004 until the company’s takeover by Kinross Gold Corporation in 2010. He currently serves as director of Lucara Diamond Corp. and a director of Orca Gold Inc.

Corporate Governance

Industry Knowledge

Leadership/Strategy

International Experience

Financial Literacy

Corporate Finance/M&A

Commercial/Negotiations

Corporate Social Responsibility

Legal/Litigation

Mine Development/Operations

Mineral Exploration

Shares 40,000	DSUs 65,602	Options 60,000
Share Ownership Met: YES(7)
Richard M. Colterjohn, Acc.Dir. (3)(4) Ontario, Canada Age: 60 Independent Director since Oct 16, 2007 2017 Voting Results: For 99.71%; Withheld 0.29%			Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. Mr. Colterjohn served as a Chairman of AuRico Metals Inc. (from 2015 to Jan 2018) and as a Director of AuRico Gold Corp. (from 2010 to 2015). Mr. Colterjohn is currently a Director of Roxgold Inc. (since 2012) and a Director of Harte Gold Inc. (since Feb 2017). Formerly Mr. Colterjohn was an Investment Banker with a focus on the mining sector.	Corporate Governance Industry Knowledge Leadership/Strategy International Experience Financial Expert Corporate Finance/M&A Commercial/Negotiations Legal/Litigation Mine Development/Operations
Shares 24,406	DSUs 49,022	Options Nil
Share Ownership Met: YES(7)

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Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership(1)			Principal Occupation and Occupations during the past 5 years(1)	Skills & Qualifications(1)
Jill D. Leversage, Acc.Dir.(2)(6) British Columbia, Canada Age: 61 Independent Director since Dec 22, 2014 2017 Voting Results: For 99.07%; Withheld 0.93%

Ms. Leversage is a Chartered Business Valuator and a Fellow of the Chartered Professional Accountants of British Columbia. From 2013 to 2015, Managing Director at Highland West Capital Ltd., and as a financial consultant from 2012 to 2013. From 2002 to 2012 served as Managing Director, Corporate & Investment Banking for TD Securities Inc. Ms. Leversage also currently serves as a Director and Chair of the Audit Committee for the Capital Markets Authority Implementation Organization and as a Director and Chair of the HR and Governance Committee of Partnerships BC. She is a former director of Eagle Star Minerals Corp. from 2011 to 2013, Delta Gold Corporation from 2012 to 2015, and Catalyst Paper Corporation 2013 to 2017.

Corporate Governance Industry Knowledge Leadership/Strategy Financial Expert Corporate Finance/M&A Commercial/Negotiations Corporate Social Responsibility
Shares 9,300	DSUs 73,487	Options Nil
Share Ownership Met: YES(7)
Daniel T. MacInnis, Acc.Dir.(6) British Columbia, Canada Age: 65 Non-Independent Director since Feb 1, 2005 2017 Voting Results: For 99.84%; Withheld 0.16%			Founder and President of MacXplore Consulting Services Ltd. Former President and CEO of the Company from 2005 to 2013. Mr. MacInnis was also a director of MAX Resources Corp. (from 2008 to 2015) and is currently a director of Balmoral Resources Ltd. (since 2014) and a director and board chair of Group Eleven Resources Corp. (since 2017).

Corporate Governance

Industry Knowledge

Leadership/Strategy

International Experience

Financial Literacy

Corporate Finance/M&A

Commercial/Negotiations

Corporate Social Responsibility

Legal/Litigation

Mineral Exploration

Shares 318,137	DSUs 49,022	Options 150,000
Share Ownership Met: YES(7)
George N. Paspalas, Acc.Dir.(5) British Columbia, Canada Age: 55 President, CEO and Non-Independent Director since Oct 15, 2013 2017 Voting Results: For 99.80%; Withheld 0.20%

President and CEO of the Company since October 15, 2013.  From August 2011 to June 2013 Mr. Paspalas was President and Chief Executive Officer of Aurizon Mines. Mr. Paspalas is also the lead director of Pretivm Resources Inc. (since 2013).

Corporate Governance

Industry Knowledge

Leadership/Strategy

International Experience

Financial Literacy

Corporate Finance/M&A

Commercial/Negotiations

Corporate Social Responsibility

Mine Development/Operations

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Name, Accreditation, Province/State/Country of Residence, Age, Role, Voting Results and Number of Securities Beneficially Owned, Controlled or Directed, Share Ownership(1)			Principal Occupation and Occupations during the past 5 years(1)	Skills & Qualifications(1)
George N. Paspalas Cont’d
Shares 39,550	DSUs 39,886 RSUs 24,900	PSUs 80,653 Options 855,549
Share Ownership Met: YES(7)
Jonathan A. Rubenstein LL.B, Acc.Dir.(4) British Columbia, Canada Age: 69 Independent Director and Board Chairman since Feb 26, 2007 2017 Voting Results: For 98.18%; Withheld 1.82%			Professional Director. A member of the Institute of Corporate Directors. Currently also a director of: Detour Gold (since 2009); Roxgold (since 2012); and Dalradian Resources Inc. (since 2013). Formerly a director of: Eldorado Gold (since 2009 to 2018) and Troon Ventures (2009 to 2014). Formerly a lawyer in private practice, with focus on corporate and securities law.	Corporate Governance Industry Knowledge Leadership/Strategy International Experience Financial Literacy Corporate Finance/M&A Commercial/Negotiations Legal/Litigation
Shares 110,617	DSUs 71,234	Options Nil
Share Ownership Met: YES(7)
Derek C. White, Acc.Dir. (3)(6) British Columbia, Canada Age: 55 Independent Director since Oct 16, 2007 2017 Voting Results: For 99.81%; Withheld 0.19%			President and CEO of Ascot Resources Ltd. from October 2017 to present. Mr. White was formerly Principal, Traxys Capital Partners LLP from 2015 to 2017 and prior to that, Mr. White was President & CEO of KGHM International Ltd. from 2012 to 2015. Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant. Mr. White was also a director of Laurentian Goldfields Ltd. from 2008 to 2013 and a director of Magellan Minerals Ltd. from 2006 to May 2016. Mr. White currently also serves as a Director of Orca Gold Inc.

Corporate Governance

Industry Knowledge

Leadership/Strategy

International Experience

Financial Expert

Corporate Finance/M&A

Commercial/Negotiations

Corporate Social Responsibility

Legal/Litigation

Mine Development/Operations

Mineral Exploration

Shares 12,059	DSUs 55,464	Options 10,000
Share Ownership Met: YES(7)

(1)	Biography, skills and experience information in this table has been furnished by the respective nominees individually. See page 59 for more information on how the skills and experience important to the Company’s business are covered by the number of directors. Equity holdings are as at the date of this circular.
(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee.
(4)	Member of the Company’s Governance and Nomination Committee.
(5)	Member of the Company’s Disclosure Committee.
(6)	Member of the Company’s Sustainability Committee.
(7)	Share Ownership requirement (see pages 37 and 43 below for more information).

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Other than as described below, none of the other management nominees is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for such person.

Richard Clark is a Director of the Company. From January 2014 to May 2015 Mr. Clark was President, Chief Executive Officer and Director of RB Energy Inc. (“RBI”). On October 14, 2014, RBI applied for and obtained an Initial Order (the “Order”) to commence proceedings under the Companies’ Creditors Arrangement Act (the “CCAA”) in the Québec Superior Court (the “Court”). The Court issued the Order in respect of RBI and its Canadian subsidiaries. The Order granted an initial stay of creditor proceedings to November 13, 2014 which was extended to April 30, 2015. In May 2015, the Court appointed a receiver, Duff & Phelps Canada Restructuring Inc., under the Bankruptcy and Insolvency Act, and terminated the CCAA proceedings. The TSX de-listed RBI’s common shares effective at the close of business on November 24, 2014 for failure to meet the continued listing requirements of the TSX. Since that time, RBI’s common shares have been suspended from trading. Mr. Clark resigned as a Director and ceased employment as President and CEO of RBI on May 8, 2015.

Appointment and Remuneration of Auditor

The Shareholders will be asked to vote for the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the next annual general meeting of Shareholders and to authorize the directors to fix their remuneration. The Board recommends a vote “FOR” the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Deloitte LLP, an Independent Registered Public Accounting Firm, as the auditor of the Company to hold office until the close of the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

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Confirmation and Approval of Amendments to the Advance Notice Policy

Background

On August 23, 2012, the board of directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) and subsequently amended it on March 23, 2018 to meet regulatory recommendations. The amended Advance Notice Policy took immediate effect, a copy of which is attached to this Information Circular as Schedule A. In order for the amendments to the Advance Notice Policy to remain in effect following termination of the Meeting, the amendments to the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below. Notwithstanding the foregoing, if this Policy, as so amended, is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at this Meeting of those shareholders validly held following the Effective Date, then the Advance Notice Policy adopted by the Board on August 23, 2012 shall continue in full force and effect, without giving effect to such amendments.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors. The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule A. The terms of the Advance Notice Policy are summarized below:

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur. No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

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In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

In the case of an annual meeting (including an annual and special meeting) of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used for delivery of proxy related materials, not less than 40 days prior to the date of the meeting (but in any event, not prior to the Notice Date of the annual meeting); provided, however, that in the event that the annual meeting where notice-and-access is used is to be held on a date that is less than 50 days after the Notice Date of the annual meeting, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date of the annual meeting and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The board of directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved as amended at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting. Thereafter, the Advance Notice Policy will be subject to an annual review by the board of directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If this Policy, as so amended, is not approved by ordinary resolution of shareholders at the Meeting, then the Advance Notice Policy adopted by the Board on August 23, 2012 shall continue in full force and effect, without giving effect to such amendments.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated September 7, 2012 and as amended March 23, 2018 be and is hereby ratified, confirmed and approved;

2.	The board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.	Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

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The Company’s board of directors recommends a vote “FOR” the approval of the Advance Notice Policy Resolution. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

A.	Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)	each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2017 were:

•	George Paspalas, President and CEO;

•	Larry Taddei, CFO;

•	Dr. Peter Megaw, Chief Exploration Officer (“CXO”);

•	Michael Curlook, Vice President Investor Relations and Communications (“VP Investor Relations”); and

•	Jody Harris, Corporate Secretary.

B.	Compensation Discussion and Analysis

The Compensation Committee of the Board, which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. The Compensation Committee designs its compensation programs to attract and retain executive officers with the talent and experience necessary for the success of the Company. The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

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Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long-term equity-based incentives a significant component of executive compensation. This has been accomplished through the granting of stock options and common shares pursuant to the Company’s Share Unit Plan and Deferred Share Unit Plan. This approach is based on the assumption that the performance of the Company’s common share price over the long-term is an important indicator of long-term performance.

The Company’s principal goal is to create value for its Shareholders. The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long-term shareholder value;

2.	Performance sensitive – compensation for executive officers should fluctuate and be linked not only to individual performance, but also to:

(a)	operating performance of the Company, considering ongoing exploration and development, and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.	Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

Based on this compensation philosophy, the objectives of the NEO compensation program have been defined as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with Shareholders’ interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term Shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development and funding of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation. As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining the Company’s compensation policy. Although the Compensation Committee reviews each element of compensation for market competitiveness, it may weigh a particular element more heavily based on a particular NEO’s role within the Company. It is primarily focused on remaining competitive in the market with respect to overall compensation, while maintaining a strong performance bias aligned with shareholder interests.

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The Compensation Committee reviews and considers data related to compensation levels and programs of various companies that are both similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions. These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors. The Compensation Committee also periodically engages independent executive compensation consulting firms to conduct peer group compensation analysis and provide comparative analysis of relevant industry compensation levels. Lastly, the Compensation Committee relies on the experience of its members as officers and/or directors at other companies (as identified below under the heading Disclosure of Corporate Governance Practices – Directorships) in similar lines of business as the Company in assessing compensation levels. The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar operations and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Comparator Group

Comparative data for the Company’s peer group is accumulated by the Compensation Committee from a number of external sources including the use of independent compensation consultants.

The Compensation Committee has engaged Lane Caputo Compensation Inc. (“Lane Caputo”) on multiple occasions in the past, the last time being in 2016 to provide an ‘Executive & Director Compensation Report’ (the “Compensation Report”). As in prior years, the Compensation Report established a peer group of comparator companies (the “Peer Group”) reflecting the evolving business of the Company. Lane Caputo used various considerations in establishing the Peer Group, including similar stage of development, industry focus and range of market capitalization – all as at compared to the Company as at the date of the report. Based on these considerations, Lane Caputo determined the Company’s Peer Group for 2016 to be comprised of the following 16 companies:

Argonaut Gold Inc. Asanko Gold Inc. Continental Gold Inc. Endeavour Silver Corp. First Majestic Silver Corp.	Fortuna Silver Mines Inc. Guyana Goldfields Inc. Novagold Resources Inc. Osisko Gold Royalties Ltd Premier Gold Mines Limited	Pretivm Resources Inc. Primero Mining Corp. Roxgold Inc. Sandstorm Gold Ltd. Silver Standard Resources Inc. Torex Gold Resources Inc.

The Compensation Report was used by the Compensation Committee in establishing 2017 base salaries and annual incentive targets, as well as a reference point for determining 2017 equity incentive grants.

On an annual basis, the Compensation Committee considers the selection criteria for the Company’s Peer Group based on the methodologies used by the Company’s consultant Lane Caputo in comparison to various proxy advisory groups. The Compensation Committee takes into account the following factors in making this assessment of the peer group: the stage of project development; the applicability of financial metrics for pre-cashflow projects; the geographical location; and market capitalization of the various peers. As a result of this assessment, the Compensation Committee may adjust the peer group from time to time. The Company’s approach is to use the Peer Group as benchmark for NEOs compensation and the GDXJ index for share price performance. At the end of 2017, the Compensation Committee, along with Lane Caputo, determined that Dalradian Resources Inc. and Sabina Gold & Silver Corp. will replace Asanko Gold Inc. and Primero Mining Corp. in the 2018 peer group assessment.

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2017 Comparative of NEO’s Base Salary and Total Direct Compensation Targets Amongst 2016 Peer Group

NEO	Salary	Target Bonus	LTIP	Total Target Compensation
George Paspalas	550,000	550,000	750,000	1,850,000
Quartile(1)	2	1	2	2
Larry Taddei	270,000	135,000	410,000	815,000
Quartile(1)	4	4	2	3
Peter Megaw	324,000	162,000	650,000	1,136,000
Quartile(1)	3	2	1	1
Michael Curlook	180,000	63,000	160,000	403,000
Quartile(1)	4	4	2	3
Jody Harris	138,000	48,300	103,400	289,700
Quartile(1)	3	2	2	2

(1) Quartile 4 = 0-25 percentile; Quartile 3 = 25-50 percentile; Quartile 2 = 50-75 percentile; and Quartile 1 = 75-100 percentile

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs. The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall individual and corporate goals. For the 2017 financial year, the four basic components of the executive officer compensation program were:

•	Base (fixed) salary in the case of NEOs other than the CXO;

•	Daily (fixed) rate in the case of the CXO;

•	Annual incentives (cash bonus); and

•	Long-term (equity-based) compensation.

Base salary (and daily rate for the CXO) comprises a portion of the total annual cash-based compensation that an NEO is paid; however, annual incentives and equity-based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company’s common shares relative to the market and peer common share performance.

The Compensation Committee meets at least annually (or more often as required, and in 2017 met three times) to consider performance objectives and actual performance relative to such objectives, and then makes compensation recommendations to the Board for consideration.

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Base Salary

The base salary for each NEO is reviewed annually by the Compensation Committee, with recommendations made to the Board for final approval. The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the peer group, and particular skills such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual. As a guiding philosophy, the Compensation Committee aims to keep the base salary, as a percentage of each NEO’s total compensation, below the 50th percentile as compared to the Peer Group.

The Compensation Committee utilizing the Compensation Report along with other available Peer Group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed annual assessments of the compensation of all executive compensation levels.

2017 Base Salary

Effective January 1, 2017, Mr. Paspalas, was awarded a base salary increase of 10%. Mr. Paspalas had not previously been awarded any base salary increases, and his base salary had remained at the same level as when he was hired as CEO on October 15, 2013. With the Company transitioning from exploration into development and preproduction, and ultimately into planned production, the Board recognizes the need to competitively compensate the CEO in order to retain such a qualified and experienced individual. Mr. Paspalas has an extensive production-focused skill set, and the ability to grow the Company into a significant silver producing company. As such, the Compensation Committee determined that the CEO’s base salary required an increase in order to better align it with those of peers in similar roles and responsibilities.

Effective January 1, 2017, Mr. Taddei was awarded a base salary increase of 8%, and Mr. Curlook and Ms. Harris were each awarded a base salary increases of 9%, all in order to better align their respective salary levels with those of peers with similar roles and responsibilities (see CXO Daily Rate below in regards to Dr. Megaw). During the latter part of the year, Ms. Harris attained her ICSA Chartered Secretary designation and was given a corresponding salary increase of 15% effective October 1, 2017.

2018 Base Salary

Effective January 1, 2018, Messrs. Paspalas, Taddei and Curlook and Ms. Harris were each awarded base salary increases of 2% reflective of a cost of living/inflation increase, and Mr. Curlook was awarded an additional 6.3% as a discretionary increase in order to better align his salary with those of peers with similar roles and levels of responsibilities.

CXO Daily Rate (CXO)

Dr. Peter Megaw has provided exploration services to the Company since its inception and has been the Company’s CXO since June 2014. He provides the Company with the overall management of the Company’s exploration programs, and along with his team, Dr. Megaw developed the geologic concepts and directed the acquisition of all the Company’s projects, including the Juanicipio and Cinco de Mayo Projects.

Dr. Megaw’s exploration services are remunerated under the terms of a Field Services Agreement (“FSA”) between the Company, IMDEX Inc., (“IMDEX”) and Minera Cascabel S.A. de C.V. (“Cascabel”) - (see Interest of Informed Persons in Material Transactions below). The annual cash-based compensation paid to the Dr. Megaw as CXO, is paid to IMDEX, a company in which he is a principal, based on fair value market rates and Dr. Megaw’s submission of invoices for services rendered. The daily services rate of Dr. Megaw has not changed since 2014 and remained unchanged in 2017 and into 2018 at US$1,200/day. The Company believes that this daily rate is consistent with industry standard rates for such services.

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As the fees paid to IMDEX are also considered ‘related party transactions’ for financial reporting purposes, the Audit Committee also reviews the annual renewal of the FSA and the fees paid to Dr. Megaw quarterly through IMDEX, as part of their mandate to review and oversee all related party transactions.

Annual Incentives

To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan. Awards under the annual incentive plan are made by way of annual cash bonuses. The annual incentive bonus paid to each NEO is based in part on the Company’s success in reaching its objectives, and in part on each individual’s specific performance. The framework for the 2017 bonus determinations included the following key elements:

•	A target bonus (as a percentage of salary, and in the case of the CXO as a percentage of expected annual charges) was set for each NEO;

•	Each target bonus would be evaluated based upon a combination of performance by each individual against previously agreed to Individual Performance Objectives (“IPOs”) and performance of the overall Company against previously agreed to Corporate Performance Objectives (“CPOs”); and

•	The weighting relevance of IPOs and CPOs was set at 25% and 75% respectively for the CEO, and at 50% and 50% respectively for each of the other NEOs.

The IPOs and CPOs are generally qualitative in nature given the exploration and development stage of the Company. The NEO’s had the opportunity to provide input into establishing their respective IPOs before they were finalized early in 2017.

The key 2017 IPOs for the NEO’s included:

CEO

1.	Ownership of the relationship with the Company’s Joint Venture partner, Fresnillo plc (Fresnillo), in order to ensure timely and efficient advancement and development of the Company’s 44% owned Juanicipio Project;
2.	Lead the executive team to generate an updated technical study to satisfy the Production Decision criteria of the JV Shareholders’ Agreement.
3.	Foster strong shareholder relations through extensive investor communications; and,
4.	Promote and develop a culture of excellence within the Company.

CFO

1.	Be an integral part of analyzing financing alternatives for the Company (with respect to dilution, cost of capital, ability to service, etc.) and ultimately ensure any ‘funding gap’ on Juanicipio is managed effectively.
2.	Work with executive team to generate an updated technical study to satisfy the Production Decision criteria of the JV Shareholders’ Agreement.
3.	Develop the financial relationship with Fresnillo’s finance team; and,
4.	Increase investor interest and financial confidence in the Company through strong role in corporate marketing.

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CXO

1.	Work with Fresnillo, to ensure well planned and expanded exploration targets on the whole Juanicipio Project;
2.	Work with executive team to generate an updated technical study to satisfy the Production Decision criteria of the JV Shareholders’ Agreement;
3.	Evaluate and acquire potential district-scale high-grade projects; and
4.	Work and direct efforts for negotiations with the local Ejido on the Company’s 100% owned Cinco de Mayo project, with the objective of renewing surface access on the property.

VP Investor Relations

1.	Maintain and advance investor interest and analyst coverage in the Company;
2.	Assess, develop and execute an investor relations strategy that addresses media, conferences, marketing and site visits; and
3.	Broaden the scope of the Company’s investor base through the regional offices of wealth managers and their high net worth clients.

Corporate Secretary

1.	Coordinate corporate documentation and due diligence requirements in order to execute on a financing if/when undertaken.
2.	Monitor corporate governance developments and assist the Board and Board Committees in tailoring governance practices to meet their needs and investor expectations;
3.	Support the CEO, Board and all Board committees on all meeting coordination and agendas;
4.	Complete the requirements to obtain an ICSA Chartered Secretary designation

The CEO reviews the performance of the CFO, CXO, VP Investor Relations and the Corporate Secretary and provides feedback and bonus recommendations to the Compensation Committee based on his assessment of each NEO’s performance and achievement of key performance indicators. The Compensation Committee can then choose to accept, reject or modify the bonus recommended provided by the CEO.

The performance evaluation of the CEO, including performance against corporate objectives is part of both the Governance and Nomination Committee and Compensation Committee mandates, working together to report their recommendation to the Board with respect to the CEO’s annual incentive amount.

2017 Corporate Performance Objectives (“CPOs”) and Weighting Relevance

CPOs are set annually and approved by the board, based on recommendations by the Compensation Committee. The 2017 CPOs and their relative weightings with respect to an overall CPO performance evaluation were as follows:

•	Performance against predefined Key Corporate Objectives (“KCOs”) (CPO weighting of 80%);

A CPO score to be assigned based on a blended evaluation of the Company’s 2017 progress primarily related to the continued advancement of the Company’s principal project (the 44% owned Juanicipio project) and maintaining an adequate plan and treasury for the Company to fund such advancement.

and,

•	Discretionary and subjective performance factors (CPO weighting of 20%).

A CPO score is to be assigned at the discretion of the Compensation Committee and Board, to allow for consideration of factors not taken into consideration in other CPO evaluation criteria.

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The above IPO and CPO framework allows the Compensation Committee to quantify its assessments and make recommendations to the Board with respect to the determination of annual bonuses for the NEOs. The ultimate bonus recommendation and payment to each NEO may be above or below the initial targeted amount, dependent on the overall assessment of each NEO under the above framework.

Where the Compensation Committee cannot unanimously agree, the matter is referred to the full Board for a decision. The Board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

Incentive Compensation and Measurements of Performance

The targeted bonus amounts for each year are pre-determined by the Compensation Committee based on an assessment of compensation levels within the Company’s Peer Group (for 2017 targets, using the Executive Compensation Report) and on other market research using other data available to the Compensation Committee. The targeted cash bonus that an executive officer can earn is expressed as a percentage of base salary. The percentage increases with the level of responsibility and ability of the individual to affect the Corporation’s performance.

Based on the recommendations from the Compensation Committee, the Board approves targeted annual incentives for all NEO’s for each financial year. The following were the bonus targets established in 2017 for each NEO.

NEO	2017 Bonus Target (% of Base Salary)	2017 Target Bonus ($)
George Paspalas – CEO	100%	$ 550,000
Larry Taddei – CFO	50%	$ 135,000
Peter Megaw – CXO(1)	50%(1)	$ 162,000 (1)
Michael Curlook – VP Investor Relations	35%	$ 63,000
Jody Harris – Corporate Secretary	35%	$ 42,000
(1)	Dr. Megaw is remunerated under the FSA based on the number of days worked as described above, and his target bonus was determined based on a notional salary equivalent of $324,000 (US$250,000).

Each NEO target bonus is evaluated based upon a combination of:

i.	the performance by each individual against the previously agreed upon IPOs; and,
ii.	the performance of the overall Company against previously agreed upon CPOs.

The actual bonus payout is then based on the multiplication of individual Target Bonus by IPO and CPO weightings and achievement scores. The Board and Compensation Committee retain the discretion to increase or decrease bonus payments, regardless of attainment of objectives. This is primarily due to their recognition that the achievement of milestones and objectives relating to the Juanicipio Project are heavily co-dependent on the actions of Fresnillo (its joint venture partner and project operator).

2017 Bonuses – Individual Performance Objectives (“IPOs”)

With respect to 2017 IPOs, the Compensation Committee and the Board concluded that the CEO, CFO, CXO and VP of Investor Relations, all broadly met the majority of their 2017 target IPOs, and that the Corporate Secretary met or exceeded all of her 2017 target IPOs.

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The NEO assessments of 2017 IPOs reflect the following key milestones:

•	On the Juanicipio development front, worked with operator, Fresnillo plc and the Company’s own consultants, to consider the development impact of the new Valdecañas Deep Zone, including alternate mine plans and project enhancements to maximize the value of both the Bonanza Zone and the new Deep Zone;

•	Developed and marketed “Learn-ins” for investors and analysts to explain the significance of the Valdecañas Deep Zone discovery;

•	Issued a new Company commissioned 43-101 technical report for the Juanicipio Project (the “2017 PEA”), reflecting a revised mine plan and several design enhancements, including an increased processing capacity (from 2,650 tonnes per day to 4,000 tonnes per day) and the sinking an internal shaft (or winze) to access the deeper zone sooner;

•	Managed the Company’s ‘funding requirements’ on Juanicipio, with the closing of a $48 million private placement in a difficult market environment;

•	On the Juanicipio exploration front, achieved alignment and agreement with Fresnillo on identified drill targets on other parts of the Joint Venture property; and,

•	Maintained frequent interaction with the Company’s larger institutional shareholders and created new investor interest.

Based upon the recommendations of the Compensation Committee, the Board approved the following NEO IPO achievement scores, which were then used in the 2017 bonus determination:

NEO	IPO Performance Achieved	Predetermined Weighting of IPOs for Bonus Determination
George Paspalas – CEO	90%	25%
Larry Taddei – CFO	90%	50%
Peter Megaw – CXO	92%	50%
Michael Curlook – VP Investor Relations	95%	50%
Jody Harris – Corporate Secretary	100%	50%

2017 Bonuses – Corporate Performance Objectives (“CPOs”)

With respect to 2017 CPOs, the Compensation Committee recommended, and the Board approved, an overall CPO bonus achievement mark of 90%, which was applied to all NEOs, subject to each NEOs’ relative weightings. This CPO achievement mark was determined through an evaluation of performance against the CPOs as outlined below.

CPO	CPO Score	Weighting	CPO Value
• Performance against predefined Key Corporate Objectives (“KCOs”):	87.5%	80%	70%
Proactive engagement in moving Juanicipio towards a formal production decision (25% KCO weighting).	120%
Company’s influence on other Juanicipio activities (25% KCO weighting)	60%
Managing Juanicipio funding of the Company’s share of capital (15% KCO weighting)	120%

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CPO	CPO Score	Weighting	CPO Value
Other Juanicipio related KCOs (10% KCO weighting)	70%
Cinco de Mayo project – advancement towards regaining surface access (5% KCO weighting)	20%
• Compensation Committee in its discretionary evaluation of performance factors assigned a score of 100%.	100%	20%	20%
Total CPOs		100%	90%

The CPO weighted cumulative achievement score and relative weighting, used in the 2017 bonus determination, can hence be summarized as follows:

NEO	CPO Performance Achieved	Weighting of CPOs for Bonus Determination
George Paspalas – CEO	90%	75%
Larry Taddei – CFO	90%	50%
Peter Megaw – CXO	90%	50%
Michael Curlook – VP Investor Relations	90%	50%
Jody Harris – Corporate Secretary	90%	50%

Combining the overall IPO and CPO assessments, the resulting 2017 bonus incentives paid were as follows for each of the NEOs:

NEO	Target Bonus ($)	Combined (IPO & CPO) Performance (%)	Actual Bonus Paid ($)
George Paspalas – CEO	$ 550,000	90.0%	$ 495,000
Larry Taddei – CFO	$ 135,000	90.0%	$ 121,500
Peter Megaw – CXO(1)	$ 162,000	91.0%	$147,420 Paid US$ 116,125(1)
Michael Curlook – VP Investor Relations	$ 63,000	92.5%	$ 58,275
Jody Harris – Corporate Secretary	$ 42,000	95.0%	$ 39,808

(1) Dr. Megaw is remunerated under the FSA as described above and his CXO bonus is paid in US$ through IMDEX Inc., a Company in which Dr. Megaw is a principal.

Long-Term Compensation

On June 15, 2017, the Shareholders re-approved three equity-based compensation plans: i) the Third Amended and Restated Stock Option Plan (2017); ii) the Amended and Restated Share Unit Plan; and iii) the Second Amended and Restated Deferred Share Unit Plan. All equity grants made in 2017 were made under these equity-based compensation plans (collectively “Equity Incentive Plans”). The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, NEOs and other employees and are summarized commencing on page 45 of this Information Circular.

The Compensation Committee believes that the Equity Incentive Plans align the interests of the NEOs with Shareholders by linking a significant component of executive compensation to the longer-term performance of the Company’s common shares. Importantly for an exploration and development stage company, the Equity Incentive Plans also allow the Company to provide incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

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The Compensation Committee approaches grants under the Equity Incentive Plans by taking into account a number of factors: the amount and term of previously granted equity incentives; the level of equity compensation granted by comparable companies for similar levels of responsibility; and it considers each executive officer or employee based on their own observations of individual performance (where possible) and their assessment of each individual’s contribution to shareholder value and the objectives set out for the executive officers.

•	As a guiding philosophy, the Compensation Committee aims to keep approximately 50% of NEO equity grants performance based, with the balance being time retention based.

The scale of grants under these Equity Incentive Plans are generally commensurate to the appropriate level of base compensation for each level of responsibility, and the Compensation Committee also considers the grant in terms of other factors including:

₋	The ‘Fair Value’ of each grant (for stock options using the Black Scholes option/share pricing model, and for Share Unit Plan and DSU Plan grants using the fair market value of the common shares on the date of grant);

₋	The absolute number of options/share units being granted; and

₋	The percentage of total outstanding shares represented by the grant or ‘burn rate.’

Each of the above attributes was plotted against the Peer Group analysis provided in the Compensation Report in order to evaluate the percentile range within which each grant falls. Grants under the Equity Incentive Plans are typically granted to NEOs annually in December, subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the applicable black-out period. The equity grants are made at the same time NEO cash compensation (base salary changes and annual incentive bonuses) is determined.

2017 Long-Term Equity-Based Grants

Since the adoption of the Share Unit Plan and DSU Plan, the Compensation Committee has migrated the long-term equity incentive grants to a blend of both stock options granted under the Stock Option Plan and PSUs under the Share Unit Plan. The granting of PSUs as a portion of the long-term equity incentive, further promotes an alignment of interests between NEOs and the Shareholders of the Company, as a significant portion of their compensation is aligned with the returns achieved by Shareholders.

In 2017, the long-term equity grant was made on December 5, 2017 and consisted of an allocation of 58% of the total value in retention based stock options, and 42% of the total value in performance based PSUs.

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The 2017 NEO long-term equity grant was as follows:

	Option Based Awards		Share-based Awards		Total
Name	Stock Options Granted (#)	Value(1) ($)	PSUs Granted (#)	Value(2) ($)	Value ($)
George Paspalas – CEO	78,947	$ 374,998	26,959 (3)	$ 267,703	$642,701
Larry Taddei – CFO	43,157	$ 204,996	14,737 (3)	$ 146,338	$351,334
Peter Megaw – CXO	68,421	$ 325,000	23,364 (3)	$ 232,005	$557,005
Michael Curlook – VP Investor Relations	16,842	$ 80,000	5,751 (3)	$ 57,107	$ 137,107
Jody Harris – Corporate Secretary	11,052	$ 52,497	3,774 (3)	$ 37,476	$ 89,973

(1) All stock options are granted with an exercise price equal to the market price of the Company’s common shares on the date of grant. The grant date ‘fair value’ of stock options is determined using the Black-Scholes-Merton pricing model using various assumptions including share price volatility on the grant date based on the expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(2) The grant date ‘fair value’ of PSUs is determined using the Monte Carlo simulation model, which takes into account market performance factors in estimating the fair value of a PSU. The fair value of a PSUs granted on December 5, 2017 (with the terms and performance vesting criteria as outlined below) was estimated at $9.93 per PSU (compared to the grant date share price $13.91).

(3) PSUs vest in 3 years from date of grant, and the number PSUs to vest is subject to a market price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% (nil PSUs) to 200% (149,170 PSUs) as described below.

Vesting and Performance Measurement of 2017 Long-Term Equity Grants

None of the stock options granted by the Company in 2017 had any immediate vesting, reflecting the intent to provide longer-term incentive-based compensation. All stock options granted by the Company in 2017, including those to NEOs reflected in the table above, vest 1/3 in 12 months (1 year) from the date of grant, 1/3 in 24 months (2 years) from the date of grant, and 1/3 in 36 months (3 years) from the date of grant.

Under the Share Unit Plan, each PSU entitles participants to receive one common share of the Company if certain performance and vesting criteria have been met. PSUs granted in 2017 vest only after three years of service from grant date. The number of PSUs to vest is subject to a market price performance factor measured over a three-year performance period (the “Performance Measurement”). The Performance Measurement in respect of PSUs has been set by the Compensation Committee based on the relative Total Shareholder Return (“TSR”) performance of the Company at the end of the three-year performance period, as compared to the performance of the Market Vectors Junior Gold Miners ETF (“GDXJ”). The potential PSU payout ranges from a minimum of 0% to a maximum of 200% of the initial PSU grant, based on the following TSR performance comparison over the three year performance period:

•	Company underperformance at 25% less or worse than the GDXJ performance results in a nil PSU payout;

•	Company underperformance of 25% less than the GDXJ through to a 10% overperformance, results in a pro-rata PSU issuance from nil to 100% of the initial grant (so in order to attain 100% of the initial grant, the Company must outperform the GDXJ by 10%);

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•	Company overperformance of 10% more than the GDXJ through to a 25% overperformance, results in a pro-rata PSU issuance from 100% to 200% of the initial grant; and,

•	Company overperformance of 25% or more than the GDXJ performance, results in 200% PSU payout.

The absolute number of stock options, PSUs and DSUs granted (DSU grant – see Director Compensation below), and the percentage of total issued and outstanding shares represented by the 2017 grants to NEOs and all other Equity Incentive Plan participants in 2017, are summarized as follows:

Annual Burn Rate Under Equity Compensation Plans

The following sets forth the total number of Stock Option, Share Unit and DSU awards granted in each of the past three years (to all NEOs, directors and all other Equity Incentive Plan participants combined), and the potential dilutive effect of such awards have assuming that each is paid out in Common Shares of the Company:

Period	Share Unit Awards Granted (Burn Rate)(1)				DSUs Granted (2) (Burn Rate)(1)	Stock Options Granted (Burn Rate)(1)	Weighted Average Common Shares Outstanding
	RSUs	PSUs (0x)(3)	PSUs (1x) (3)	PSUs (2x) (3)
2017	- (0%)	- (0%)	88,865 (0.11%)	177,330 (0.22%)	79,434 (0.10%)	285,522 (0.35%)	81,184,386
2016	- (0%)	- (0%)	69,085 (0.09%)	138,170 (0.18%)	72,764 (0.09%)	227,773 (0.29%)	78,482,056
2015(4)	19,960 (0.02%)	n/a	81,892 (0.12%)	n/a	170,236 (0.25%)	701,250 (1.01%)	69,214,848

(1) The burn rate for a given year is calculated by dividing the number of Options, share unit awards or DSUs granted during the year, by the weighted average number of Common Shares outstanding during the year.

(2) DSUs granted include DSUs granted in lieu of retainer and meeting fees for those directors that so elected under the Company’s DSU plan, as well as DSUs granted in lieu of a portion of cash bonus as elected by the CEO in 2015.

(3) In the 2017 and 2016 PSU grants, the number PSUs to vest is subject to a market price performance factor as noted above, resulting in a PSU payout range from 0% to 200%. A payout multiplier of 0.0, 1.0, and 2.0 has therefore been assigned to the PSUs for these two years, to reflect the possible range of PSU ultimate payouts.

(4) In the 2015, the NEO compensation review cycle timing was changed, resulting in equity incentive grants covering a 1 ½ year grant period (June 2015 to December 2016), or an additional one time half year grant when comparing on a calendar year basis.

The total annual burn rate of all the combined equity awards (assuming 0x PSU payout) granted in each year 2017, 2016 and 2015, is 0.45%, 0.38% and 1.29% respectively. The total annual burn rate of all the combined equity awards (assuming 1x PSU payout) granted in each year 2017, 2016 and 2015, is 0.56%, 0.47% and 1.41% respectively. The total annual burn rate of all the combined equity awards (assuming 2x PSU payout where applicable) granted in each year 2017, 2016 and 2015, is 0.67%, 0.56% and 1.41% respectively.

2017 NEO Total Compensation Mix

The overall NEO compensation mix is purposely balanced between fixed components (base salary) and at risk components (non-equity annual incentive payments and long-term equity incentives).

•	As a guiding philosophy, the Compensation Committee aims to keep the ‘at risk’ compensation as a percentage of each NEO’s total compensation, above the 50th percentile as compared to the Peer Group.

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Summarizing the NEO total compensation by category indicates that the majority of NEO compensation is at risk, and in the case of the CEO and CFO, 67% and 64% respectively:

NEO	Not at Risk Compensation		At Risk Compensation
	Salary or Salary Equivalent ($)%		Non-Equity Incentive Plan Awards (Bonus) ($)%		Long-Term Equity-based awards(1) ($)%		Total at Risk (%)	Total Compensation ($)
	(a)		(b)		(c)		(b)+(c)	(a)+(b)+(c)
George Paspalas CEO	550,000	33	495,000	29	642,701	38	67	1,687,701
Larry Taddei CFO	270,000	36	121,500	16	351,334	47	64	742,834
Peter Megaw CXO	337,300	32	147,420	14	557,005	53	68	1,041,725
Michael Curlook VP Investor Relations	180,000	48	58,275	16	137,107	37	52	375,382
Jody Harris Corporate Secretary	119,723	48	39,808	16	89,973	36	52	249,504

(1) Combined stock options and PSUs granted under the Company’s equity incentive plans.

Base salary (and the equivalent daily rate for the CXO) comprise only a portion of the total annual cash-based compensation that an NEO is paid. Non-equity annual incentives and long-term equity-based compensation, represents the majority of each NEO’s compensation, and is compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable individual performance objectives; (ii) whether the Company has met its operational and corporate performance objectives; and (iii) market performance of the Company’s common shares, relative to the market and to the Peer Group.

As indicated above, the majority of NEO compensation is at risk, and therefore aligned with Shareholder interests.

Recovery or “Claw back” Policy

The Company’s incentive-based compensation plans are intended to align the interests of the Company’s executive officers and shareholders through equity and other performance-based compensation plans. The Company’s executive compensation recovery policy (the “Recovery Policy”) was adopted in 2017 by the Company, which provides for the right to recover performance-based compensation from the Chief Executive Officer, the Chief Financial Officer or any other officer of the Company that has engaged in fraud, theft, embezzlement, serious misconduct or negligence (collectively, “Misconduct”) irrespective of whether it directly caused or directly contributed to the need for a material restatement of the Company’s financial results in order to comply with applicable securities laws.

The Recovery Policy is administered by the independent members of the Board of Directors and any determinations made by the independent members of the Board shall be deemed conclusive and binding on all individuals covered by the Recovery Policy.

The Recovery Policy is triggered (i) if the Company is required by applicable securities laws to materially restate previously issued financial statements and the Misconduct of an officer of the Company directly contributed to the need for such material restatement (a “Material Restatement”); or (ii) in the event an officer of the Company has engaged in Misconduct, irrespective of whether there was a material restatement.

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Within three months of the discovery of a Material Restatement or Misconduct, the Board may, subject to applicable laws and the terms and conditions of any compensation plans, (i) seek recovery from such officer of the portion of performance-based compensation awarded to the officer during the 24 month period preceding the date on which the Company is required to prepare the accounting restatement (the “Restatement Date”), that is greater than the compensation that the officer would have been awarded had such compensation been calculated on the basis of the restated financial results (the “Attributable Portion”), in the case of incentives based on the Company’s financial performance; and (ii) cancel the Attributable Portion of any unvested equity compensation securities or claw back the Attributable Portion of any vested and unexercised equity compensation securities that are outstanding on the Restatement Date that were awarded to an officer during the 24 month period preceding the Restatement Date and require that the officer repay the Attributable Portion of the after-tax amount of any gain on the exercise or settlement of any equity compensation securities exercised or settled within 12 months from the end of the financial period subject to the financial restatement.

Group Insurance Benefits

A Group Insurance Plan is extended to all Canadian officers and all employees of the Company (excluding directors). The plan was adopted to provide security to employees and their dependents pertaining to health and welfare risks. The plan premiums are paid by the Company, and coverage includes extended health and dental benefits, long-term disability insurance, $25,000 of life and critical illness insurance, and an employee assistance plan. Dr. Megaw, as a US resident, does not participate in group insurance benefits.

Risks Related to Compensation Policies & Practices

The Company is an exploration and development stage company and does not yet have any operating assets. Incentive compensation is generally paid in relation to milestones regarding the advancement of projects (drilling success, resource calculations, evaluation and development activities) which are subject to considerable external review and assessment that is independent of the Company’s NEOs. As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Compensation Committee has also reviewed the policies and practices of the Company and believes that such policies and practices include the following characteristics that reduce the likelihood of having a material adverse risk on the Company or excessive risk-taking by employees, including NEOs:

•	The compensation mix is balanced among fixed components (base salary and group insurance benefits) and at risk components (annual incentive payments and long-term incentives, including equity incentive grants);

•	The Compensation Committee and Board have ultimate authority to determine compensation provided to each of the NEOs;

•	The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has in the past engaged independent compensation consultants on an as needed basis, which have assisted the Compensation Committee in reviewing executive compensation;

•	The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the Board. Individual payouts are based on a combination of both individual and corporate metrics as well as both qualitative and discretionary factors;

•	Equity-based awards are all recommended by the Compensation Committee and approved by the Board; and

•	The Board approves the compensation for the all NEOs.

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As of the date of this Information Circular, the Compensation Committee has not identified any risks arising from our policies and practices that could encourage an NEO or other employee to take inappropriate or excessive risks.

Hedging of Company Securities

Certain types of trades in securities of the Company by NEOs and directors can raise particular concerns about potential breaches of applicable securities law or that the interests of the persons making the trade are not aligned with those of the Company. Therefore, the Company has specific conditions outlined in its Timely Disclosure, Confidentiality and Insider Trading Policy prohibiting NEOs and directors from purchasing financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director. NEOs and directors are prohibited at any time from, directly or indirectly, undertaking any of the following activities:

•	speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities (other than in connection with the acquisition and sale of shares issued under the Corporation’s stock option plan or any other Corporation benefit plan or arrangement);

•	short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Corporation; and

•	buying a “put option” giving the holder an option to sell securities of the Corporation.

C.	Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to the cumulative shareholder return for the S&P/TSX Composite Index and for the Market Vector Junior Gold Miners (ETF) (“GDXJ”), each for the five-year period ended December 31, 2017.

The S&P/TSX Composite Index provides investors with an indicator of market activity for Canadian equity markets and is the primary gauge for Canadian-based, Toronto Stock Exchange listed companies. The index is designed to offer the representation of a broad benchmark index and includes the securities of companies in a wide variety of industries, and is not specific to the mining or silver industry.

The GDXJ is an Exchange Traded Fund (“ETF”) and is compiled of stocks from small and medium-capitalization companies in the gold and/or silver mining industry, more closely resembling the business of the Company. The Company therefore believes tracking its share price against the GDXJ is a more appropriate measure of the relative market performance of the Company, and has used this comparison in evaluating CPOs above in Incentive Compensation and Measurements of Performance.

An NEO Compensation Index has been created and added the graph, allowing the reader to assess changes in total NEO compensation, relative to the analysis of shareholder returns.

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Note: Sourced from Bloomberg. Cumulative total shareholder return assuming dividend reinvestment

	2012	2013	2014	2015 (2)	2016	2017
MAG Silver (1)	100.00	54.08	93.61	96.07	145.33	152.61
S&P/TSX Composite Index(1)	100.00	112.98	124.90	114.50	138.64	151.22
Market Vectors Junior Gold Miners ETF (GDXJ) (1)	100.00	41.90	35.57	34.24	57.60	58.06
NEO Compensation Index(1) (2)	100.00	136.38	163.10	218.72	190.18	180.92

(1) Assuming an investment of $100 on December 31, 2012, with a MAG share price of $10.17/share, the TSX S&P index at 12,434 and the GDXJ index at 79.16 with all dividends reinvested, and a 2012 NEO compensation base year total of 2,264,635.

(2) In 2015, the NEO compensation review cycle timing was changed, resulting in equity incentive grants covering a 1 ½ year grant period (June 2015 to December 2016), or an additional one time half year grant to each NEO when comparing on a calendar year basis.

Comparison of Cumulative Total Return

From December 31, 2012 to December 31, 2017, the share price of the Company increased by 152.6%, compared to an increase in the S&P/TSX Composite Index of 151.2% and an increase in the GDXJ Index of only 58.1% during the corresponding five-year period. During this same period in which the Company slightly outperformed the S&P/TSX Composite Index and significantly outperformed the GDXJ, the aggregate compensation of all individuals acting as NEOs increased by 180.9%. This increase in aggregate compensation for all NEOs over the five-year period can be attributed to the upgrading of the NEO team to expand certain skillsets required as the Company transitioned from exploration to a development and preproduction stage (Juanicipio development began October 28, 2013). Of particular note, in 2013, the Company recruited a new CEO with an extensive production-focused skill set with the ability to grow the Company into a significant silver producing company.

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As well, the NEO compensation is not solely correlated with share price market performance. In determining overall compensation, as the Compensation Committee also considers numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.). In addition, the Company’s joint venture partner, Fresnillo plc is the operator of the Company’s 44% interest in the Juanicipio Project and the Company is reliant on them to a large extent to advance the project in a timely and efficient fashion.

The Company’s primary asset, its 44% interest in the Juanicipio Project, has been significantly advanced in the last five years and significant net asset value has been created, which correlates to increased shareholder returns.

D.	Compensation Governance

Compensation Committee – Members and Skills

The Company’s Compensation Committee consists of three independent directors. The members of the Compensation Committee are Derek White (Chair effective August 9, 2017), Richard Clark and Richard Colterjohn (Chair up to August 9, 2017). As discussed above under the heading Compensation Discussion and Analysis, the Compensation Committee is charged with implementing an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of the Company’s executive officers. In 2017, the Compensation Committee held three meetings, each of which were attended by all members of Committee (Messrs. White, Clark and Colterjohn). In connection with its mandate, the Compensation Committee keeps the Board apprised of its work by providing regular updates at the Company’s board meetings.

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. In addition, the Compensation Committee obtains input from independent outside compensation consultants when necessary. The relevant experience of the Compensation Committee members is summarized below.

Derek White	•	Mr. White is President and CEO of Ascot Resources Ltd. Currently Mr. White is also a director of Orca Gold Inc. Formerly Mr. White was a Principal of Traxys Capital Partners, prior to that President, Chief Executive Officer and a director of KGHM International Ltd., and a director of Magellan Mineral Limited.
	•	In his capacity as a senior executive and a director, Mr. White is involved with the compensation matters of Ascot Resources Ltd., serves as a member of the Compensation Committee of Orca Gold Inc., formally served on the Compensation Committee of Magellan Minerals Limited and was formerly involved with international compensation matters of the KGHM group of companies. He has had past tenures serving on the Compensation Committees of Oro Silver Resources Ltd. and Laurentian Goldfields Limited.
Richard Clark	•	Mr. Clark has been a senior executive with the Lundin Group of Companies for the past 17 years. Mr. Clark is currently President, CEO and a director of Orca Gold Inc. Mr. Clark is, or has served as, a director of several other public companies: RB Energy Inc. (formerly Sirocco Mining Inc.), Lucara Diamond Corp., Red Back Mining Inc., Kinross Gold Corporation, Fortuna Silver Mines Inc., Corriente Resources Inc., Minera Andes Inc., Sanu Resources Ltd., and Sunridge Gold Corp.
	•	In his capacity as a director, Mr. Clark has served on the Compensation Committees of numerous companies, including most recently Orca Gold Inc. and Lucara Diamond Corp.

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Richard Colterjohn	•	Mr. Colterjohn is or has served as, a director of nine other Canadian public mining sector companies: Centenario Copper Corp., Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., Explorator Resources Inc., AuRico Gold Corp., AuRico Metals Inc., Roxgold Inc., and Harte Gold Inc.
	•	In his capacity as a director, Mr. Colterjohn currently serves as the Chair of the Compensation Committee of Roxgold Inc., and has served as a former Chair of the Compensation Committee of Cumberland Resources Ltd. and MAG Silver Corp. and as a former member of the Compensation Committee of AuRico Metals Inc. and Viceroy Exploration Ltd.

Policies and Practices Used to Determine Executive and Board Compensation

The Company’s policies and practices for establishing compensation levels for executive officers have been described in the Statement of Executive Compensation section commencing on page 13 of this Information Circular.

The Compensation Committee determines director compensation with reference to board compensation of comparably sized Canadian companies – see the discussion on Director Compensation commencing on page 41 of this Information Circular.

Responsibilities, Powers and Operation of the Compensation Committee

The Board has established a Compensation Committee for the purpose of providing the Board with recommendations relating to the form and amounts of all compensation and benefits for directors and executive officers, succession plans for executive officers (in the case of the CEO, in conjunction with the Governance and Nominating Committee), and human resources policies for executive officers.

In fulfilling its responsibilities, the Compensation Committee is required, among other things, to: (a) review and recommend to the Board the general compensation philosophy and guidelines for all directors and executive officers; (b) review and recommend any amendments to the Company’s equity related plans; (c) review and recommend to the Board all grants and awards made under all the Company’s equity related plans including: the Stock Option Plan, Share Unit Plan, and the DSU Plan; (c) review and recommend to the Board all other executive compensation matters; (d) establish compensation and recruitment policies and practices for the Company’s executive officers; (e) administer the Company’s Stock Option Plan and the Share Unit Plan; (f) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (g) review compensation disclosure in public documents, including the Compensation Discussion and Analysis included herein, in accordance with applicable rules and regulations.

The CEO may be asked to attend the Compensation Committee’s deliberations regarding NEOs other than himself; however, he does not participate in votes related to NEO compensation.

Executive Compensation Consultant

The Compensation Committee periodically engages (typically every other year) an independent executive compensation consulting firm specializing in executive and Board compensation reviews, strategic short and long-term incentive design, executive retention issues and compensation and executive contract issues surrounding mergers and acquisitions. The independent compensation firm that has been regularly engaged since 2010, has been Lane Caputo Compensation Inc. (“Lane Caputo”). When engaged, their mandate has been to assist the Compensation Committee by providing a review of the compensation arrangements for the Company’s executive management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices. Lane Caputo has also provided the Compensation Committee with benchmarking analysis of the Company’s compensation practices as compared to a peer group of companies in the same industry, and of similar size and stage of development (see Comparator Group above under Compensation Discussion & Analysis).

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The Compensation Committee considers the information provided by Lane Caputo, among other factors, when making recommendations to the Board for approval.

Fees for Executive Compensation Analysis

The following table summarizes the executive compensation consulting and other fees charged by Lane Caputo for its services during 2017 (not engaged) and 2016.

Service Provided	Fiscal Year 2017	Fiscal Year 2016
Compensation Reports	Nil	Nil $38,000 (1)
Other services	$5,572 (2)	Nil

(1) Fees for the 2016 Compensation Report

(2) Fees related to advice and guidance on Equity Incentive Plan limits and current industry compensation practices.

The Compensation Committee is required to pre-approve any non-compensation related work by Lane Caputo. Although management may liaise with Lane Caputo to provide information on the Company’s compensation specifics, Lane Caputo reports directly to the Compensation Committee in all engagements undertaken.

E.	Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2)(3) ($)	Non-Equity incentive plan compensation Annual incentive plans(4) ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(h)	(i)
George Paspalas CEO	2017	550,000	267,703	374,998	495,000	Nil	1,687,701
	2016	500,000	374,991	412,176	462,500	Nil	1,749,667
	2015	500,000	449,994(5)	660,000(4)	447,995(6)	Nil	2,057,989
Larry Taddei CFO	2017	270,000	146,338	204,996	121,500	Nil	742,834
	2016	250,000	204,984	225,320	112,500	Nil	792,804
	2015	250,000	224,993(5)	396,000(4)	122,500	Nil	993,493
Peter Megaw CXO (7)	2017	337,300(7)	232,005	325,000	147,420(7)	Nil	1,041,724
	2016	343,901(7)	324,991	357,219	110,833(7)	Nil	1,136,943
	2015	387,105(7)	224,993(5)	396,000(4)	142,156(7)	Nil	1,150,254
Michael Curlook VP Investor Relations	2017	180,000	57,107	80,000	58,275	Nil	375,382
	2016	165,000	79,993	87,930	44,550	Nil	377,473
	2015	165,000	79,991(5)	158,400(4)	46,500	Nil	449,891

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NEO Name and Principal Position	Year	Salary ($)	Share-based awards(1) ($)	Option-based awards(2)(3) ($)	Non-Equity incentive plan compensation Annual incentive plans(4) ($)	All other compensation ($)	Total compensation ($)
(a)	(b)	(c)	(d)	(e)	(f1)	(h)	(i)
Jody Harris Corporate Secretary (8)	2017	119,723(8)	37,476	52,497	39,808(8)	Nil	249,457
	2016	110,000	52,492	57,703	29,700	Nil	249,895
	2015	110,000	54,995(5)	105,600(4)	31,000	Nil	301,595

(1)	RSUs, PSUs and DSUs granted under the Company’s Equity Incentive Plans as described above under Long-Term Compensation. Other than PSUs with a market performance factor, the grant date ‘fair value’ of these grants was determined using the fair market value of the common shares on the date of grant. In accordance with IFRS, the grant date ‘fair value’ of PSUs with a market performance component is determined using the Monte Carlo simulation model, which takes into account market performance factors in estimating the fair value.
(2)	The grant date ‘fair value’ of stock options has been determined using the Black-Scholes-Merton model. This value is the same as the fair value established in accordance with IFRS and was determined using various assumptions including share price volatility on the grant date taking into account an expected life of the option of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada. The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.
(3)	All stock options are granted with an exercise price equal to the market price of the Company’s common shares on the date of grant. Accordingly, the above values shown for these option grants reflects the theoretical fair value of the options at the time of the grant (based on the Black-Scholes-Merton option pricing model noted in (2) above), and do not represent the in-the-money value at the time of grant (which would be NIL).
(4)	The dollar amounts under the Non-Equity Incentive Plan Compensation - Annual Incentive Plans column represent cash bonus payments made prior to December 31 of the noted fiscal year, for non-equity incentive plan compensation earned by the NEO in the same fiscal year (as more fully described on page 20 under Incentive Compensation and Measurements of Performance above).
(5)	In 2015, the NEO compensation review cycle timing was changed, resulting in equity incentive grants covering a 1 ½ year grant period (June 2015 to December 2016), or an additional one-time half year grant when comparing on a calendar year basis.
(6)	In 2015, Mr. Paspalas elected to take 50% of his 2015 annual incentive bonus in the form of DSUs. Included in his 2015 annual incentive plan amount, are DSUs that were valued at $223,995 at the date of grant.
(7)	Dr. Megaw is remunerated in US$ through IMDEX Inc., a company in which he is a principal, under the FSA as described above under CXO Daily Rate. Dr. Megaw (through IMDEX), was paid consulting fees as CXO of US$262,800 in 2017 (US$262,200 in 2016 and US$296,400 in 2015) converted to Canadian dollars at an average rate of 1.2835 (1.3116 in 2016 and 1. 3060 in 2015), and a bonus of US$116,125 (US$83,500 in 2016 and US$102,000 in 2015) converted to Canadian dollars at a rate of 1.2695 (1.3273 in 206 and 1.3936 in 2015). The conversion rates to Canadian dollars represent exchange rates approximating the rate in effect when the fees were paid.
(8)	Ms. Harris received a 15% salary increase to $138,000 during 2017 upon completing her Chartered Secretary accreditation. On November 1, 2017, Ms. Harris began sharing her time between the Company and Ascot Resources Ltd. and her salary and bonus are prorated to that effect.

The Company has calculated the “grant date fair value” amounts for options in column (e) using the Black-Scholes-Merton model, a mathematical valuation model as described in note (2) above. Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation. For example, stock options that are well out-of-the-money, may still have had a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile. Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation. The value of the in-the-money options currently held by each NEO as at the end of the current financial year, is set forth in column (e) of the Outstanding Option-Based Awards table below.

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CEO Total Direct Compensation - 5-year Review

The following table illustrates the alignment between CEO pay and shareholder value. The table compares the current value of total direct compensation awarded to the Company’s CEO (Mr. Dan MacInnis up to October 15, 2013 and Mr. George Paspalas thereafter) over the past five years to a comparable measure of the value received by shareholders over the same period.

Fiscal Year	Total CEO Direct Compensation Awarded (1) (2)	Total Direct Compensation Realized and Realizable at December 31, 2017 (3)	Value on December 31, 2017 as a percentage of value at the time of award (4)	Shareholder Value (5)
	($)	($)	(%)	($)
2013	1,967,055	7,085,840	360	153
2014	1,788,746	2,146,448	120	282
2015 (6)	2,057,989	2,968,496	145	163
2016	1,749,667	1,294,116	74	159
2017	1,687,701	1,590,508	94	105
Average			159	172

(1) Mr. Dan MacInnis was CEO up until his resignation effective October 15, 2013, although he still remains a member of the Board. Mr. George Paspalas’ was appointed CEO (and Director) of the Company on October 15, 2013. The table above reflects CEO compensation of Mr. MacInnis through October 15, 2013, and of Mr. Paspalas for the period since then. Neither Mr. MacInnis nor Mr. Paspalas received any additional compensation for their directorship services.

(2) Includes base salary, annual non-equity incentives, and equity grants valued at ‘fair value’ as at date of grant.

(3) Includes base salary, annual non-equity incentives, and equity grants (both vested and those currently unvested) valued at market value as at December 31, 2017 for equity instruments still held, and the realized value if previously realized.

(4) Value of total CEO direct compensation measured on December 31, 2017 as a percentage of his total direct compensation as intended in the year of the award.

(5) Cumulative value as at December 31, 2017 of $100 invested in shares on January 1 in the award year, including dividends reinvested, if any.

(6) In 2015, the NEO compensation review cycle timing was changed, resulting in equity incentive grants covering a 1 ½ year grant period (June 2015 to December 2016), or an additional one time half year grant when comparing on a calendar year basis.

F.	Incentive Plan Awards

Outstanding Option-Based and Share-Based Awards

The following table sets out, for each NEO, the option-based and share-based awards outstanding as at December 31, 2017 and their market value as of the same date. Unless otherwise noted, the option based awards were fully vested as at December 31, 2017.

•	Option-based award value is calculated based on the difference between the market value of the securities underlying the instruments at the end of the year and the exercise price of the option.

•	Share-based award value is calculated based on the closing price at December 31, 2017.

•	The closing price of the Company’s shares on the TSX on December 31, 2017 was $15.52.

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	Option Based Awards				Share-based Awards (3)(4)
Name	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the- money options	Number of share or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
(a)	(#) (b)	($) (c)	(d)	($) (e)	(#) (f)	($) (g)	($) (h)
George Paspalas	400,000	5.35	10/15/2018	4,068,000	64,490	1,000,885	1,256,328
	125,000	10.04	07/02/2019	685,000	n/a	n/a	n/a
	62,500	10.02	06/23/2020	343,750	n/a	n/a	n/a
	125,000	9.28	12/04/2020	780,000	n/a	n/a	n/a
	64,102(1)	17.55	12/06/2021	Nil	n/a	n/a	n/a
	78,947(2)	13.91	12/5/2022	127,105	n/a	n/a	n/a
Larry Taddei	90,000	5.86	6/24/2018	869,400	34,499	535,424	38,722
	60,000	10.04	07/02/2019	328,800	n/a	n/a	n/a
	37,500	10.02	06/23/2020	206,250	n/a	n/a	n/a
	75,000	9.28	12/04/2020	468,000	n/a	n/a	n/a
	35,042(1)	17.55	12/06/2021	Nil	n/a	n/a	n/a
	43,157(2)	13.91	12/5/2022	69,483	n/a	n/a	n/a
Peter Megaw	37,500	10.02	06/23/2020	206,250	49,964	775,441	396,164
	75,000	9.28	12/04/2020	468,000	n/a	n/a	n/a
	55,555(1)	17.55	12/06/2021	Nil	n/a	n/a	n/a
	68,421(2)	13.91	12/5/2022	110,158	n/a	n/a	n/a
Michael Curlook	75,000	9.61	03/04/2018	443,250	13,003	201,807	15,489
	25,000	10.04	07/02/2019	137,000	n/a	n/a	n/a
	15,000	10.02	06/23/2020	82,500	n/a	n/a	n/a
	30,000	9.28	12/04/2020	187,200	n/a	n/a	n/a
	13,675(1)	17.55	12/06/2021	Nil	n/a	n/a	n/a
	16,842(2)	13.91	12/5/2022	27,116	n/a	n/a	n/a
Jody Harris	10,000	5.86	06/24/2018	96,600	8,651	134,264	13,456
	17,500	10.04	07/02/2019	95,900	n/a	n/a	n/a
	10,000	10.02	06/23/2020	55,000	n/a	n/a	n/a
	20,000	9.28	12/04/2020	124,800	n/a	n/a	n/a
	8,974(1)	17.55	12/06/2021	Nil	n/a	n/a	n/a
	11,052(2)	13.91	12/5/2022	17,794	n/a	n/a	n/a
(1)	Options 1/3 fully vested as at December 31, 2017; 1/3 vesting on December 6, 2018; and 1/3 vesting on December 6, 2019.
(2)	Options are yet not vested and vest 1/3 on December 5, 2018 (12 months from date of grant), 1/3 on December 5, 2019 (24 months from date of grant) and 1/3 on December 5, 2020 (36 months from date of grant).
(3)	Share-based awards to NEO’s included RSUs, PSUs and prior to 2017, DSUs. RSUs granted in 2014 and 2015 have fully vested. PSUs vest upon satisfying specific performance criteria within a 3-year performance period, and subject to time vesting as set at the time of grant. DSUs incentive grants prior to 2017 vest 1/3 upon the date of grant, and 1/3 each 12 and 24 months from the date of the grant; DSUs received in lieu of a bonus as elected by the NEO, vest immediately upon grant.
(4)	PSUs vest in 3 years from date of grant, and the number PSUs to vest is subject to a market price performance factor measured over a three-year performance period, resulting in a PSU payout range from 0% (nil PSUs) to 200% (149,170 PSUs). For the calculations above, an assumption of 100% payout has been used.

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Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2017. The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2017 vesting date and the exercise price of the option. The value of the share unit-based awards vested during the year in the table below is the closing price of a common share of the Company on the TSX as at the 2017 vesting date. The non-equity incentive plan compensation earned during the year in the table below represents the NEOs 2017 annual incentive paid (as discussed above in the Compensation Discussion & Analysis) in December 2017.

Name	Option-based awards – Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
George Paspalas	344,786	86,377	495,000
Larry Taddei	206,875	43,188	121,500
Peter Megaw	206,875	43,188	147,420(1)
Michael Curlook	82,750	17,275	58,275
Jody Harris	55,161	11,511	39,808

(1) Dr. Megaw is remunerated under the FSA as described above and his CXO bonus was paid as US$116,125 through IMDEX Inc., a Company in which Dr. Megaw is a principal.

G.	Employment Agreements

Each of Messrs. Paspalas and Curlook entered into employment agreements dated October 15, 2013, and March 4, 2013, respectively. Ms. Harris entered into an employment agreement with the Company, which was amended and restated on October 17, 2008. Mr. Taddei entered into an employment agreement with the Company dated June 22, 2010. Further amending agreements were executed for Mr. Taddei effective August 1, 2011, and for Ms. Harris effective December 13, 2013, providing for amendments to the entitlements of each NEO upon a dismissal without cause. Such employment agreements, including all amendments thereto, are collectively referred to in this Information Circular as the “Employment Agreements.” Dr. Megaw’s services do not fall under an Employment Agreement but are rather contracted under the terms of a FSA between the Company and IMDEX (see Interest of Informed persons in Material Transactions below).

The Employment Agreements prescribe the terms of employment for each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris and set out their base salary, and eligibility for incentive based awards (annual discretionary bonus and equity incentive grants).

The annual salary of each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris are reviewed annually in the manner consistent with the Compensation Discussion and Analysis above. The payment of bonuses and the grants made under incentive equity plans are at the discretion of the Board and are determined in accordance with the methodology described in the Compensation Discussion and Analysis above. Dr. Megaw’s consulting terms under the Field Services Agreement are reviewed and renewed annually, and any bonuses and grants made under incentive equity plans are fully at the discretion of the Board.

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Subject to the Company’s obligations described below under Termination and Change of Control Benefits, the Employment Agreements of Messrs. Paspalas, Taddei, Curlook and Ms. Harris may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice. Each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris may terminate their respective employment with the Company at any time by giving written notice as defined in their respective employment agreements (see Resignation or Retirement below); however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period. As discussed below under Termination and Change of Control Benefits, each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris have certain entitlements in the event of a Change of Control (as defined below) of the Company. With respect to Dr. Megaw, the FSA does not include Termination and Change of Control Benefits.

H.	Senior Management Share Ownership Requirement

In an effort to align the interests of the NEO’s with those of Shareholders, in 2013 the Company adopted a Share Ownership Policy outlining minimum share ownership requirement for the CEO and CFO (and VP Operations should that role be occupied), pursuant to which they are required to own common shares or equity linked securities other than options (collectively “MAG Securities”) having a value established by the Board. The Share Ownership Policy is reviewed annually and changes made as required. The minimum share ownership requirements under the current policy are (i) for the CEO, a value equivalent to three times annual base salary; (ii) for the CFO (and VP Operations should that role be occupied), a value equivalent to one times annual base salary; and (iii) for the CXO, a value equivalent to one times his prior years’ billings for consulting services. With the policy adopted, identified executives must achieve this ownership threshold within three years from the date the individual became an officer. As amended in 2018, ownership thresholds are now calculated based on the current market price of the MAG Securities as at the date of determination. If a participant, subject to this policy, has met the minimum equity holding requirement as set out herein but subsequently fails to meet such requirement solely as a result in a decline in the market price of the company’s securities, then such participant shall have a period of 12 months to regain compliance with the policy.

Each individual is required to maintain their minimum ownership level throughout his term as an officer.

Under the share ownership requirements and terms as described above, the following table outlines the NEOs standing relative to the requirement as of the date of this Information Circular.

Share Ownership Position and Requirement of NEOs as at May 10, 2018:

Name	Type of Eligible Securities	Number of Eligible MAG Securities(1) (#)	Value of Holdings (2) ($)	Base Salary as at Dec 31, 2017 ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Base Salary
George Paspalas, CEO	Common Shares	39,550	556,864
	DSU	39,886	561,595
	RSU	24,900	350,592
	PSU	80,653	1,135,594
	Total	184,989	2,604,645	550,000	1,650,000	Yes & 1.6x

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Name	Type of Eligible Securities	Number of Eligible MAG Securities(1) (#)	Value of Holdings (2) ($)	Base Salary as at Dec 31, 2017 ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Base Salary
Larry Taddei, CFO	Common Shares	90,361	1,272,283
	DSU	Nil	Nil
	RSU	Nil	Nil
	PSU	34,499	485,746
	Total	124,860	1,758,029	270,000	270,000	Yes & 6.5x
Peter Megaw, CXO	Common Shares	389,686(3)	5,486,779
	DSU	Nil	-
	RSU	17,445	245,626
	PSU	58,045	817,274
	Total	403,980	5,688,038	337,300(3)	337,300	Yes & 15.2x
(1)	Eligible MAG Securities includes number of common shares, RSUs, PSUs and DSUs held by the NEO as at May 10, 2018.
(2)	Value of holdings is based on the total number of eligible securities held multiplied by the price per common share on the TSX as at market close on May 10, 2018 of $14.08.
(3)	Based on 2017 Canadian dollar equivalent consulting fees earned.

I.	Termination and Change of Control Benefits

Pursuant to the Employment Agreements entered into by the Company with each NEO, and the FSA entered into by the CXO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement or in certain circumstances following a change of control, as applicable. An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2017 is set out in the table below and is more fully described in the section that follows.

	Triggering Event – December 31, 2017
NEO	Resignation or Retirement $	Termination For Cause $	Termination Without Cause $	Change of Control $
George Paspalas	Nil	Nil	2,200,000	2,200,000
Larry Taddei	Nil(2)	Nil	382,500(2)	382,500
Peter Megaw(1)	Nil	Nil	Nil	Nil
Michael Curlook	Nil(2)	Nil	120,000(2)	224,550
Jody Harris	Nil(2)	Nil	139,677(2)	167,700
(1)	Dr. Megaw’s services are encompassed under a Field Services Agreement between the Company and IMDEX (see Interest of Informed persons in Material Transactions below) which does not include Termination and Change of Control Benefits.
(2)	Because 2017 bonuses were already paid as of December 31, 2017, there would have been no requirement on the part of the Company to pay a 2017 bonus upon the resignation or termination without cause for any of Messrs. Taddei, Curlook or Ms. Harris on December 31, 2017.

Resignation or Retirement

Mr. Paspalas is entitled to resign at any time by giving the Company at least 90 days’ prior notice (which the Company may shorten or waive entirely). In the event Mr. Paspalas resigns, the Company is required to pay a lump sum payment equal to his unpaid annual base salary and vacation pay up to and including the last day of the notice period. Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.

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Messrs. Taddei, Curlook and Ms. Harris are entitled to resign at any time by giving the Company at least 60, 30, and 60 days’ prior notice respectively (which the Company may shorten or waive entirely). In the event Messrs. Taddei, Curlook or Ms. Harris resigns, the Company is required to pay a lump sum payment equal to: (a) his or her unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the last day of the notice period and the denominator of which is 365. Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period. Because 2017 bonuses were already paid as of December 31, 2017, there would have been no requirement on the part of the Company to pay a 2017 bonus upon the resignation of any of Messrs. Taddei, Curlook or Ms. Harris on December 31, 2017.

In the event that Messrs. Paspalas, Taddei, Curlook or Ms. Harris either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s Board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA.

Termination for Cause

Upon termination of employment of Messrs. Paspalas, Taddei, Curlook, or Ms. Harris for cause, the Company is not required to make any payments to such NEO, other than for his or her annual base salary, benefits and vacation pay earned up to the date of termination.

There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA.

Termination Without Cause

Upon termination of Mr. Paspalas without cause, the Company is required to pay him a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to two times the sum of (i) his annual base salary and (ii) the target bonus for the year. Additionally, Mr. Paspalas would continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Upon termination without cause of Messrs. Taddei, Curlook and Ms. Harris, the Company is required to pay to each NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid); (c)(i) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei; and (c)(ii) three months of his or her annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Curlook and Ms. Harris. Additionally, the NEO must continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

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There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA.

Change of Control / Change of Responsibilities

For purposes of the Employment Agreements of Messrs. Paspalas, Taddei, Curlook and Ms. Harris, a “Change of Control” includes the acquisition by a person of 50% or more of the common shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the common shares of the Company or the reorganized entity; a shareholder approved liquidation or dissolution of the Company; and the individuals comprising the Board ceasing to constitute at least a majority of the Company’s Board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent board shall be considered as though such individuals were members of the incumbent board unless assumptions of office occurred as a result of a proxy contest).

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined above). Because a Change of Control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the Board determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

In the event that Mr. Paspalas’ employment is terminated by the Company within six months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or Mr. Paspalas terminates his employment within six months of a Change of Control of the Company for good reason (generally being a material adverse change in terms of employment), the Company must pay Mr. Paspalas (i) any unpaid annual base salary for the period to and including the date of termination and an amount equal to, and (ii) an amount equal to two times the sum of (X) his annual base salary then in effect and (Y) the target bonus for the year.

In the event that Messrs. Taddei’s, Curlook’s or Ms. Harris’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or in the case that Messrs. Taddei, Curlook or Ms. Harris employment is terminated by one of them within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary and vacation for the period up to and including the date of termination, and an amount equal to the sum of the NEOs annual base salary in affect for that fiscal year, plus the annual bonus paid to such NEO for the previously completed fiscal year.

Each of Messrs. Paspalas, Taddei, Curlook and Ms. Harris is entitled, following a Change of Control and termination of employment, to have any options, rights, or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such options or other securities will thereafter be exercisable by him or her for up to 90 days after the date of termination. These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full time employment with a new employer.

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There are no payment obligations owing to Dr. Megaw by the Company, under any form of Termination under the FSA, including under a change of control as defined above.

J.       Pension Plan Benefits

The Company does not provide any pension benefits and does not have a pension plan.

K.       Director Compensation

No additional compensation is paid to Mr. Paspalas, the Company’s CEO, in consideration for his services as a director of the Company. All compensation paid to Mr. Paspalas in the course of the year, has been reflected above in the Summary Compensation Table for NEOs.

The following table describes director compensation for non-executive directors for the year ended December 31, 2017.

Name	Cash Fees Earned(1)	Option-based awards	Share-based awards(2)	All other compensation	Total compensation
	($)	($)	($)	($)(3)	($)
Jonathan Rubenstein	72,000(2)	n/a	224,968(2)	1,000	297,968
Daniel MacInnis	46,000	n/a	149,989	11,500	207,489
Derek White	58,000	n/a	149,989	1,000	208,989
Richard Colterjohn	67,250	n/a	149,989	3,500	220,739
Peter Barnes	73,500	n/a	149,989	500	223,989
Richard Clark	Nil (2)	n/a	222,711(2)	Nil	222,711
Jill Leversage	Nil (2)	n/a	211,708(2)	Nil	211,708
(1)	The table outlines the compensation paid for Board and committee retainer fees and meeting fees as per the ‘Schedule of Director Fees’ below. Committee positions for each director are outlined in the table found under the heading Election of Directors above.
(2)	Share-based awards consist of DSUs granted under the shareholder approved DSU Plan. Under the plan, Directors may elect to have all or a portion of director and committee retainers and meeting fees paid in DSUs. Messrs. Rubenstein ($74,979) and Clark ($72,722) and Ms. Leversage ($61,719) made the election to receive all or portion (as noted in parentheses) of their 2017 retainer and director fees in DSUs in 2017.
(3)	All other compensation includes travel fees to attend meetings and per diem oversight work as directed by the board. Where Nil is specified, per the director’s election, any travel fees were also paid in DSUs and are included under the share-based awards.

Equity-Based Awards to Directors

The following table sets out for each non-executive director, the incentive equity-based awards including options (option-based awards) granted prior to June 2014 and DSUs (share-based awards) granted thereafter and outstanding as of December 31, 2017 with their market value as of the same date. These equity-based awards were all fully vested as at December 31, 2017. The closing price of the Company’s shares on the TSX on December 31, 2017 was $15.52.

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	Option Based Awards				Share-based Awards (DSUs)
Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the-money options ($)	Number of share or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)	Market or payout value of vested share-based awards not paid out or distributed ($)
Jonathan Rubenstein	Nil	Nil	n/a	Nil	Nil	Nil	1,105,552
Dan MacInnis	150,000	5.86	06/24/2018	1,449,000	Nil	Nil	760,821
Derek White	10,000	5.86	06/24/2018	96,600	Nil	Nil	860,801
Richard Colterjohn	Nil	Nil	n/a	Nil	Nil	Nil	760,821
Peter Barnes	60,000	5.86	06/24/2018	579,600	Nil	Nil	760,821
Richard Clark	60,000	5.86	06/24/2018	579,600	Nil	Nil	1,018,143
Jill Leversage	Nil	Nil	n/a	Nil	Nil	Nil	1,140,518

Schedule of Director Fees

The fees payable to the directors of the Company for their service as directors and as members of committees of the Board at December 31, 2017 were as follows:

Board or Committee Name	Annual Retainer(1) ($)	Meeting Stipend(1) ($)	Per diem fees(2) ($)
Board of Directors	125,000 (Chair) 35,000 (member)	1,000 per meeting	1,000/day
Audit Committee	15,000 (Chair) 7,500 (member)	1,000 per meeting	1,000/day
Compensation Committee	12,500 (Chair) 5,000 (member)	1,000 per meeting	1,000/day
Governance & Nomination committee	12,500 (Chair) 5,000 (member)	1,000 per meeting	1,000/day
Disclosure Committee	12,500 (member)	n/a	n/a
Sustainability Committee(3)	12,500 (Chair) 5,000 (member)	1,000 per meeting	1,000/day
(1)	Under the terms of the Company’s DSU plan, a director may elect to receive all or a portion of the annual retainer or meeting fees in the form of DSUs, paid quarterly and in arrears at the end of each quarter.
(2)	Per diem fees are to cover work commitments for director services that generally go beyond that typically required of a director and require a significant time commitment outside meeting preparation time and the attendance at meetings.
(3)	The annual retainer for the Sustainability Committee was not paid during 2017 due to inactivity.

Director – Change of Control

The directors are not eligible for any Change of Control payments or other related benefits.

Value Vested or Earned During the Year

The following table sets forth, for each director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2017. The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2017 vesting date and the exercise price of the option. The value of the share unit-based awards (DSUs) vested during the year in the table below is the closing price of a common share of the Company on the TSX at the close on the 2017 vesting date. DSUs vest immediately upon grant date due to the long-term incentive plan nature of the DSU Plan which entitles directors to exercise DSUs only upon retirement (or non-election) from the board.

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Name	Option-based awards – Value Vested during the year(1) ($)	Share Unit-based awards – Value Vested during the year(2) ($)
Jonathan Rubenstein	Nil	224,968(2)
Dan MacInnis	Nil	149,989
Derek White	Nil	149,989
Richard Colterjohn	Nil	149,989
Peter Barnes	Nil	149,989
Richard Clark	Nil	222,711(2)
Jill Leversage	Nil	211,708(2)

(1) All remaining director option-based awards are now fully vested (hence Nil ‘value vested’ in the year).

(2) Share-based awards consist of DSUs granted under the shareholder approved DSU Plan. Under the plan, Directors may elect to have all or a portion of director and committee retainers and meeting fees paid in DSUs. Messrs. Rubenstein ($74,979) and Clark ($72,722) and Ms. Leversage ($61,719) made the election to receive all or portion (as noted in parentheses) of their 2017 retainer and director fees in DSUs in 2017.

L.	Director Share Ownership Requirement

In an effort to align the interests of the Board with those of Shareholders, a Share Ownership Policy outlining minimum share ownership requirements was adopted in 2013 for directors, under which directors are required to own MAG Securities having a value established by the Board. As amended in late 2016, the minimum MAG Securities ownership requirement for all non-executive directors is now equivalent to three times the annual retainer (including any DSUs granted). Existing directors had three years from policy adoption to achieve compliance and any new directors are required to achieve the minimum thresholds within three years from the date of becoming a director. If the ownership value requirement is increased, directors have two years to reach the new ownership requirement. As amended in 2018, ownership thresholds are now calculated based on the current market price of the MAG Securities as at the date of determination. If a participant, subject to this policy, has met the minimum equity holding requirement as set out herein but subsequently fails to meet such requirement solely as a result in a decline in the market price of the company’s securities, then such participant shall have a period of 12 months to regain compliance with the policy.

Each director is required to maintain his or her minimum ownership level throughout his or her tenure as a director. Under the share ownership requirements and terms as described above, the following table outlines the directors’ standings relative to the requirement, as of the date of this Information Circular.

Share Ownership Position and Requirement of Non-Executive Directors standing for re-election, as of May 10, 2018:

Name(1)	Number of Eligible MAG Securities (2)	Value of Holdings (3) ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Cash Fees and Share- Based Awards
Jonathan Rubenstein	181,851	2,560,462	893,904	Yes & 2.9x
Dan MacInnis	367,159	5,169,599	622,468	Yes & 8.3x
Richard Colterjohn	73,428	1,033,866	662,218	Yes & 1.6x

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Name(1)	Number of Eligible MAG Securities (2)	Value of Holdings (3) ($)	Minimum Equity Holding (“MEH”) ($)	MEH Met & Multiple of Cash Fees and Share- Based Awards
Derek White	67,523	950,724	626,968	Yes & 1.5x
Peter Barnes	122,098	1,719,140	671,968	Yes & 2.6x
Richard Clark	105,602	1,486,876	668,133	Yes & 2.2x
Jill Leversage	82,787	1,165,641	635,124	Yes & 1.8x
(1)	Mr. Paspalas’ shareholdings appear in the NEO section above.
(2)	Includes common shares and DSUs held by the director as at May 10, 2018.
(3)	Value of holdings is based on the total number of eligible securities held multiplied by the price per common share on the TSX as at market close on May 10, 2018 of $14.08.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY INCENTIVE PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance as at the end of the Company’s most recently completed financial year December 31, 2017, at which time there were 85,478,790 shares issued and outstanding:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights (as a % of issued shares)	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity incentive plans (excluding securities reflected in column (a)) (as a % of issued shares)
Security Holder Approved Plans Plan Category	(a)	(b)	(c)
Equity (Stock Option Plan) compensation plans approved by security holders(1)	1,794,294 (2.10%)	$10.42	1,628,902 (1.91%)
Equity (Share Unit Plan) compensation plans approved by security holders (2)	273,688 (0.32%)	n/a	850,743 (1.00%)
Equity (Deferred Share Unit Plan) compensation plans approved by security holders (3)	452,739 (0.53%)	n/a	402,048 (0.47%)
Total – Security Holder Approved Plans	2,520,721 (2.95%)	n/a	2,881,693(5) (3.37%)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity incentive plans (excluding securities reflected in column (a))
Plans not approved by Security Holders	(a)	(b)	(c)
Equity incentive plans not approved by security holders (4)	475,000 (0.56%)	$6.02	Nil
Total – all plans including those not approved by security holders	2,995,721 (3.51%)	n/a	2,881,693(5) (3.37%)
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(1)	Effective June 15, 2017, the Shareholders approved the Stock Option Plan – see plan summary below under Equity Incentive Plans.
(2)	Effective June 15, 2017, the Shareholders approved the Share Unit Plan– see plan summary below under Equity Incentive Plans
(3)	Effective June 15, 2017, the Shareholders approved the DSU Plan– see plan summary below under Equity Incentive Plans.
(4)	Inducement options granted outside the Company’s Stock Option Plan in 2013 in accordance with TSX regulations, granted to Mr. Paspalas (400,000 remaining) and Mr. Curlook (75,000 remaining) as inducements to join the Company as CEO and VP Investor Relations, respectively.
(5)	As at December 31, 2017, there were 2,881,693 share-based awards available for grant under these combined share compensation arrangements. The maximum number of common shares that may be issuable under the three combined plans is set at 6% of the number of issued and outstanding common shares on a non-diluted basis, and within that limit, shares issuable under the Stock Option Plan and Share Unit Plan may not exceed 5% combined, with the Share Unit Plan limited to 1.5%. The DSU Plan may not exceed 1.0% of the number of issued and outstanding common shares on a non-diluted basis.

Equity Incentive Plans

In June 2017, the Shareholders approved three equity incentive plans (collectively the “Equity Incentive Plans”): i) the Third Amended and Restated Stock Option Plan (“Stock Option Plan”); ii) the Amended and Restated Share Unit Plan (“Share Unit Plan”); and iii) a Second Amended and Restated Directors’ Deferred Share Unit Plan (“DSU Plan”). The Equity Incentive Plans are designed to encourage share or equity ownership and entrepreneurship on the part of the directors, senior management and other employees. The Stock Option Plan, Share Unit Plan and DSU Plan align the interests of the directors, employees and consultants with Shareholders by linking a component of compensation to the long-term performance of the Company’s common shares. Importantly for an exploration and development stage company, the Stock Option Plan, Share Unit Plan and DSU Plan also allow the Company to provide long-term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

Summary of the Stock Option Plan

Set out below is a summary of the Stock Option Plan.

Background

The Stock Option Plan is designed to encourage share or equity ownership and entrepreneurship on the part of the officers, employees and consultants of the Company. The Compensation Committee believes that the Stock Option Plan aligns the interests of those persons eligible to participate in the Stock Option Plan with the interests of Shareholders, by linking a component of compensation to the longer-term performance of the Company’s common shares. Importantly for an exploration stage company, the Stock Option Plan also allows the Company to provide long-term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Stock Option Plan provides that Options (“Options”) may be granted to any Eligible Person. The Compensation Committee or such other committee of the Board as may be designated by the Board has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Compensation Committee’s discretion in the event that it accelerates vesting for any reason). The Board has the ability to revoke any of the powers conferred on the Compensation Committee under the Stock Option Plan.

As of the date hereof, the maximum number of common shares that may be issuable under the Stock Option Plan expressed as a fixed number is 4,275,162 representing 5% of the number of issued and outstanding common shares on a non-diluted basis. Currently, there are 1,794,294 Options issued and outstanding under the Stock Option Plan (excluding an additional 400,000 Inducement Options issued outside of the Stock Option Plan), which underlying common shares represent approximately 2.1% of the issued and outstanding common shares of the Company. Thus, the remaining common shares available to grant under the Stock Option Plan, less RSUs and PSUs issued and outstanding under the Share Unit Plan of 271,193 and less DSUs granted to Eligible Employees of 39,886, is 2,169,789 representing 2.54% of the total issued and outstanding common shares of the Company. (See Maximum Number of Common Shares Issuable below for more information).

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Maximum Number of Common Shares Issuable

The maximum number of common shares that may be issuable under the Stock Option Plan is 5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (i) (a) the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the Stock Option Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding common shares on a non-diluted basis, and (b) the number of common shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding common shares on a non-diluted basis; and (ii) the aggregate number of common shares issued to insiders within any one-year period, and issuable to insiders at any time under all Share Compensation Arrangements, shall not exceed 10% of the issued and outstanding common shares; provided that for the purposes of determining whether the limitation in item (ii) has been met any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Stock Option Plan, be included (and not excluded).

In addition, the equity award value (based on grant date fair value) of any grant of Options to non-employee directors under the Stock Option Plan shall not exceed $100,000 to each non-employee director per year.

Exercise Price

Options may be granted from time to time by the Compensation Committee at an exercise price equal to the Market Price of the common shares at the time the Option is granted. “Market Price” means:

(a)	if the common shares are listed on one organized trading facility, the closing trading price of the common shares on the business day immediately preceding the grant date,

(b)	if the common shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the common shares are listed, as determined by the Compensation Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)	if the common shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such common shares at the close of trading on such date on the primary organized trading facility on which the common shares are listed, and

(d)	if the common shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Compensation Committee to be the fair value of the common shares, taking into consideration all factors that the Compensation Committee deems appropriate, including, without limitation, recent sale and offer prices of the common shares in private transactions negotiated at arms’ length, provided that the Market Price will in no event be less than the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

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Cashless Exercise

In lieu of paying the aggregate exercise price to purchase common shares, the Compensation Committee may, in its sole and absolute discretion, permit an Option holder to elect to receive, without payment of cash or other consideration except as otherwise required by the Stock Option Plan, upon surrender to the Company of the applicable portion of a then vested and exercisable Option, that number of common shares, disregarding fractions, equal to the number obtained by dividing (a) the difference between the Market Price of one Common Share, determined as of the date of delivery by the Option holder of a notice of exercise to the Company, and the exercise price for such Option, multiplied by the number of common shares in respect of which the Option would otherwise be exercised with payment of the aggregate exercise price, by (b) the Market Price of one Common Share determined as of the date of delivery of the notice of exercise.

Termination of Options

Each Option will expire and terminate immediately upon the holder thereof ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the Compensation Committee to extend such period (provided that in no event may such period be extended beyond the expiration date of such options).

In addition, in the event that the employment of an employee is terminated by reason of death or disability, such Option holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option holder’s employment was terminated by reason of disability, as the case may be, for a period of 12 months after the date of death or the termination date, as applicable, subject to the discretion of the Compensation Committee to extend such period (but in no event beyond the expiration date of such options).

Under the Stock Option Plan, where an Option holder’s employment or term of office is terminated for cause, any Options held by such Option holder will immediately expire and be cancelled upon termination unless the Compensation Committee determines otherwise.

The exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Options During Blackout Periods

As amended, the Stock Option Plan disallows the grant of Options during a black-out period (during which trading of securities of the Company by a holder of Options is restricted by the Company), except where the black-out period has continued for at least three months prior to the grant date and the Compensation Committee has determined that such grant of Options is necessary to achieve the purposes of the Stock Option Plan (and such Options are otherwise granted in accordance with the Stock Option Plan).

For any Options that are granted during a black-out period, the exercise price for each Option must be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

If the term of an Option expires during or within 10 business days of the expiration of a black-out period applicable to such Option Holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black- out period.

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Transferability

Each Option is personal to the holder of such Option and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the Compensation Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without Shareholder approval, include the following: (a) ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange; (b) amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof; (c) a change to provisions on transferability of Options for normal estate settlement purposes; (d) a change in the process by which an Option holder who wishes to exercise his or her Option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; (e) changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Compensation Committee’s discretion; (f) changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option; (g) adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying common shares from the Stock Option Plan reserve; and (h) adding a conditional exercise feature which would give the Option holders the ability to conditionally exercise in certain circumstances determined by the Compensation Committee, at its discretion, at any time up to a date determined by the Compensation Committee, at its discretion, all or a portion of those Options granted to such Option holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Compensation Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require Shareholder approval. Some examples of material amendments that would require Shareholder approval include the following: (a) any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature; (b) any increase in the maximum number of common shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Compensation Committee to make adjustments to give effect to certain adjustments made to the common shares in the event of certain capital reorganizations and other transactions; (c) any reduction in the exercise price (except in the event of certain corporate transactions, pursuant to the Stock Option Plan’s adjustment provisions) or extension of the period during which an Option may be exercised; (d) any amendment to permit the re-pricing of Options; (e) the cancellation and reissue of any Options; (f) any amendments to remove or exceed the limitations on grants to Insiders and non-employee directors set out in Section 5.8 of the Plan; and (g) any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

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Summary of the Share Unit Plan

Set out below is a summary of the Share Unit Plan.

Background

The existing Share Unit Plan has been established to promote a further alignment of interests between employees and consultants and the Shareholders of the Company, to associate a portion of employees’ and consultants’ compensation with the returns achieved by Shareholders of the Company, and to attract and retain employees and consultants with the knowledge, experience and expertise required by the MAG Entities.

The Board uses RSUs and PSUs granted under the Share Unit Plan, as well as options issued under the Stock Option Plan, as part of the Company’s overall executive compensation plan. Since the RSUs and PSUs represent rights, subject to satisfaction of certain vesting conditions, to receive common shares, RSUs and PSUs reflect a philosophy of aligning the interests of employees and consultants with those of the Shareholders by tying the value of long-term compensation to the value of the common shares. In addition, RSUs and PSUs are subject to vesting conditions, which assists in the retention of qualified and experienced employees and consultants by rewarding those individuals who make a long-term commitment.

As of the date hereof, the maximum number of share units that may be issuable under the share Unit Plan expressed as a fixed number is 1,282,548 representing 1.5% of the number of issued and outstanding common shares on a non-diluted basis. Currently, there are 43,343 RSUs and 227,850 PSUs issued and outstanding under the Share Unit Plan, which underlying common shares represent approximately 0.32% of the issued and outstanding common shares of the Company. Thus, the remaining common shares available to grant under the Share Unit Plan is 1,011,355 representing 1.18% of the total issued and outstanding common shares of the Company (See Maximum Number of Common Shares Issuable below for more information).

Eligible Participants

The Share Unit Plan is administered by the Compensation Committee. Employees and consultants of the Company and the MAG Entities are eligible to participate in the Share Unit Plan. In accordance with the terms of the Share Unit Plan, the Compensation Committee will determine those employees and consultants who are entitled to receive RSUs and PSUs, the number of RSUs and PSUs to be awarded to each participant and the conditions and vesting provisions of those RSUs and PSUs. RSUs and PSUs awarded to participants are credited to them by means of an entry in a notional “share unit” account in their favour on the books of the Company.

Vesting

The vesting of RSUs is conditional upon the expiry of a time-based vesting period. The duration of the vesting period and other vesting terms applicable to the grant of the RSUs shall be determined at the time of the grant by the Compensation Committee.

The vesting of PSUs is conditional upon the satisfaction of certain performance conditions, as set forth at the time of the grant of the PSU, which performance conditions can be any financial, personal, operational or transaction-based performance criteria as may be determined by the Compensation Committee in accordance with the Share Unit Plan. Performance conditions may apply to the Company, a MAG Entity, the Company and MAG Entities as a whole, a business unit of the Company or group comprised of the Company and some MAG Entities or a group of MAG Entities, either individually, alternatively or in any combination, and measured either in total, incrementally or cumulatively over a specified performance period, on an absolute basis or relative to a pre-established target or milestone, to previous years’ results or to a designated comparator group, or otherwise, and may result in the percentage of vested PSUs in a grant exceeding 100% of the PSUs initially determined in respect of such grant.

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The expiry date of RSUs and PSUs will be determined by the Compensation Committee at the time of grant, provided that where no expiry date is specified in a grant agreement for a grant, the expiry date of such grant shall be the fifth anniversary of the grant date. Unless otherwise determined by the Compensation Committee, the vesting period for any RSUs and PSUs shall not be later than December 15 of the third year following the year in which the participant performed the services to which the grant of the RSU or PSU relates.

Maximum Number of Common Shares Issuable

RSUs and PSUs may be granted in accordance with the Share Unit Plan provided the aggregate number of RSUs and PSUs outstanding pursuant to the Share Unit Plan from time to time shall not exceed 1.5% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (a) the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the Share Unit Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding common shares on a non-diluted basis, and (b) the number of common shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding common shares on a non-diluted basis.

The maximum number of common shares which may be reserved, set aside and made available for issuance under the Share Unit Plan is a variable number equal to 0.75% of the issued and outstanding common shares of the Company as of the date of the grant on a non-diluted basis; therefore, should the Company issue additional common shares in the future, the number of common shares issuable pursuant to RSUs and PSUs will increase accordingly. All common shares that are subject to RSUs or PSUs that terminate or are cancelled prior to settlement are available for future grants.

The Share Unit Plan provides that the (a) maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the Share Unit Plan, together with any common shares issuable pursuant to any other Share Compensation Arrangement of the Company (which includes the DSU Plan and the Stock Option Plan), and (b) the maximum number of common shares issued to insiders under the Share Unit Plan, together with any common shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the total number of outstanding common shares; provided that for the purposes of determining whether the limitation set out in items (a) and (b) has been met any options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the Share Unit Plan, be included (and not excluded). The Share Unit Plan does not otherwise provide for a maximum number of common shares which may be issued to an individual pursuant to the Share Unit Plan and any other Share Compensation Arrangement (expressed as a percentage or otherwise).

Cessation of Entitlement

Subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the relevant grant agreement, in the event a Share Unit Plan participant’s services as an employee or consultant with the Company or a MAG Entity is terminated by the Company or a MAG Entity without cause, the participant voluntarily terminates his or her services, or the services are otherwise terminated as set forth in the Share Unit Plan, all RSUs or PSUs of such participant that are not then vested shall be forfeited unless otherwise determined by the Compensation Committee.

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Subject to the terms of a person’s employment agreement with the Company or a MAG Entity, and unless otherwise determined by the Compensation Committee in accordance with the Share Unit Plan, if a participant’s services as an employee or consultant are terminated for cause by the Company or any MAG Entity, all RSUs and PSUs, whether or not vested, shall terminate and be forfeited.

If a participant’s RSUs or PSUs would be exercised within a “blackout period” (as defined in the Share Unit Plan) applicable to such participant, such settlement shall be postponed until the first trading day following the date on which the relevant blackout period has expired.

Change of Control

In the event of a Change of Control, subject to the terms of a participant’s written employment agreement with the Company or a MAG Entity and the grant agreement in respect of the grant of a RSU or PSU, the Compensation Committee may determine, in its sole discretion: (a) that all RSUs and/or PSUs that have not previously vested shall vest on the effective date of the Change in Control, provided that, in the case of a grant of PSUs, the total number of PSUs that vest shall be the number of PSUs covered by such grant without giving effect to any potential increase or decrease in such number as a result of graduated performance conditions permitting vesting of more or less than 100% of such PSUs (which vested RSUs and/or PSUs will be settled through the issuance of common shares immediately prior to the effective time of the Change of Control, as determined by the Compensation Committee in its sole discretion); or (b) that for any RSU or PSU there shall be substituted an entitlement to such other securities into which common shares are changed, or are convertible or exchangeable, or a cash payment based on the value of such other securities, on a basis proportionate to the number of common shares to which the participant would otherwise be entitled or some other appropriate basis.

For the purposes of the Share Unit Plan, “Change of Control” means (i) an amalgamation, merger or consolidation of the Company with any other corporation (otherwise than pursuant to an internal corporate reorganization that would not affect control of the Company); (ii) the liquidation, dissolution or wind-up of the Company; (iii) the sale or conveyance of all or substantially all of the property or assets of the Company; (iv) the acquisition of shares, or the right to acquire shares, of the Company as a result of which any person or group would beneficially own shares entitling such person or group to cast more than 50% of the votes attaching to all shares in the capital of the Company, by way of an offer, an arrangement or otherwise; or (v) any other transaction the Board deems to be a Change of Control for the purposes of the Share Unit Plan.

Transferability

RSUs and PSUs are not assignable or transferable other than by operation of law, except, if and on such terms as the Company may permit, to an individual who has been designated by a participant, in such form and manner as the Compensation Committee may determine, to receive benefits payable under the Share Unit Plan upon the death of the participant, or, where no such designation is validly in effect at the time of death, the participant’s legal representative.

Dividends

On any payment date for dividends paid on common shares, a participant in the Share Unit Plan will be granted dividend equivalent RSUs or PSUs as of the record date for payment of dividends. The number of such additional RSUs and PSUs will be calculated based on the fair market value of a common share on the date that the dividend is paid.

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Amendments to the Share Unit Plan

The Share Unit Plan and any grant of an RSU or PSU made pursuant to the Share Unit Plan may be amended, modified or terminated by the Board without approval of Shareholders, provided that no amendment to the Share Unit Plan or grants made pursuant to the Share Unit Plan may be made without the consent of a participant if it adversely alters or impairs the rights of the participant in respect of any grant previously granted to such participant under the Share Unit Plan (except that participant consent shall not be required where the amendment is required for purposes of compliance with applicable law).

In addition, the following amendments may not be made without Shareholder approval:

1.	an increase in the number of common shares reserved for issuance pursuant to the Share Unit Plan;
2.	changes to the amendment provisions granting additional powers to the Board to amend the Share Unit Plan or entitlements thereunder;
3.	changes to the insider participation limits;
4.	any extension of the expiry date of any RSUs or PSUs;
5.	any change to the categories of individuals eligible for grants of RSUs or PSUs where such change may broaden or increase the participation of Insiders under the Share Unit Plan; or
6.	an amendment that would permit RSUs or PSUs to be transferrable or assignable other than for normal estate settlement purposes.

For greater certainty and without limiting the foregoing, Shareholder approval shall not be required for the following amendments and the Board may make the following changes without Shareholder approval, subject to any regulatory approvals including, where required, the approval of the TSX or other applicable stock exchange:

1.	amendments of a “housekeeping” nature;
2.	a change to the vesting provisions of any grants;
3.	a change to the termination provisions of any grant that does not entail an extension beyond the original term of the grant; or
4.	amendments to the provisions relating to a Change of Control.

The Company is seeking approval of certain amendments to the Share Unit Plan – see Particulars of Matters to be Acted Upon above.

Summary of the DSU Plan

Set out below is a summary of the DSU Plan.

Background

The Board has adopted the existing Deferred Share Unit Plan (“DSU Plan”) for the benefit of the Company’s non-executive directors, including any non-executive Chair of the Board (the “Participants”). The DSU Plan has been established to promote a greater alignment of long-term interests between Participants and the Shareholders of the Company, and to provide a compensation system for Participants that, together with the other compensation mechanisms of the Company, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of Participants.

The Board intends to use the DSUs issued under the DSU Plan as part of the Company’s overall equity compensation plan. DSUs may be settled in cash or in common shares issued from treasury, as determined by the Board. Since the value of DSUs increase or decrease with the price of the common shares, DSUs reflect a philosophy of aligning the interests of Participants with those of the Shareholders by tying compensation to share price performance.

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Administration of Plan

The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to a committee of the Board or any one or more directors, officers or employees of the Company as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. Subject to the foregoing, the Board shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; and (iii) make any other determinations that the Board deems necessary or desirable for the administration of the Plan.

Payment of Annual Cash Remuneration

“Annual Cash Remuneration” means (A) in the case of a Participant who is an Eligible Director, all amounts ordinarily payable in cash to the Participant by the Company in respect of the services provided by the Participant to the Company in connection with such Participant’s service on the Board in a fiscal year, including without limitation (i) the Cash Retainer, (ii) the fee for serving as a member of a Board committee; (iii) the fee for chairing a Board committee; (iv) meeting and per diem fees, which amounts shall, unless otherwise determined by the Board, be payable Quarterly in arrears; and (B) in the case of a Participant who is an Eligible Employee, any amount payable to such Eligible Employee under any annual incentive plan of the Company.

A Participant may elect to receive his or her Annual Cash Remuneration in the form of DSUs, cash or any combination thereof. Notwithstanding any election by a Participant who is an Eligible Employee to receive Annual Cash Remuneration in the form of Deferred Share Units, the Board retains sole and absolute discretion to decline to grant DSUs to such Participant pursuant to such election. Where the Board declines to give effect, in whole or in part, to an election by an Eligible Employee to receive all or any portion of his Annual Cash Remuneration in the form of DSUs, the Eligible Employee shall remain eligible to receive any Annual Cash Remuneration that is not provided in the form of DSUs in cash.

A DSU is a unit credited to a Participant by way of a bookkeeping entry (in a notional account in favour of the participant (a “DSU Account”) in the books of the Company, the value of which is equivalent to a Common Share (based on the closing trading price of the common shares on the TSX on the immediately preceding trading date, being the “fair market value” as defined in the DSU Plan, on the date on which the DSUs are credited).

Deferred Share Units

The Board may award such number of DSUs to a Participant as the Board deems advisable to provide the Participant with appropriate equity-based compensation for the services he or she renders to the Company. Subject to Applicable Law, the Board shall determine the date on which such Deferred Share Units may be granted and the date as of which such Deferred Share Units shall be credited to a Participant’s Deferred Share Unit Account, together with any terms or conditions with respect to the vesting of such Deferred Share Units.

Notwithstanding any other provision hereunder, at the discretion of the Board, a Participant may receive a grant of Deferred Share Units under the Plan upon such Participant’s first election or appointment to the Board, or at any time in respect of services as an employee of the Company provided by a Participant who is an Eligible Employee, provided that, where such Deferred Share Units may be settled in Shares, the equity award value, based on grant date fair value, of such grant of Deferred Share Units, in combination with the equity award value, based on grant date fair value, of any grant made to a Participant who is an Eligible Director in respect of his or her first election or appointment to the Board under any other Share Compensation Arrangement shall not exceed $150,000. For greater certainly, the limitation on equity award value referenced above shall not apply to a Participant who is an Eligible Employee.

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As of the date hereof, the maximum number of Deferred Share Units that may be issuable under the DSU Plan expressed as a fixed number is 855,032 representing 1.0% of the number of issued and outstanding common shares on a non-diluted basis. Currently, there are 412,853 DSUs issued and outstanding under the DSU Plan less those granted to Eligible Employees, which underlying common shares represent approximately 0.48% of the issued and outstanding common shares of the Company. Thus, the remaining common shares available to grant under the DSU Plan is 442,179 representing 0.52% of the total issued and outstanding common shares of the Company (See Maximum Number of Common Shares Issuable below for more information).

Maximum Number of Common Shares Issuable

DSUs may be granted in accordance with the DSU Plan, provided the aggregate number of DSUs outstanding pursuant to the DSU Plan from time to time that are eligible to be settled through the issuance of common shares does not exceed 1% of the number of issued and outstanding common shares on a non-diluted basis at any time, provided that (a) the number of common shares issued or issuable under all Share Compensation Arrangements (as defined in the DSU Plan) (excluding the DSU Plan) shall not exceed 5% of the number of issued and outstanding common shares on a non-diluted basis, and (b) the number of common shares issued or issuable under all Share Compensation Arrangements (including the DSU Plan) shall not exceed 6% of the number of issued and outstanding common shares on a non-diluted basis; therefore, should the Company issue additional common shares in the future, the number of common shares issuable pursuant to DSUs will increase accordingly. All common shares subject to DSUs that terminate or are cancelled without being settled shall be available for any subsequent grant.

As of the date of this Information Circular, 39,886 DSUs have been issued to Eligible Employees (the “Prior Employee Grants”). The Prior Employee Grants are not counted towards the 1% rolling reserve limit under the DSU Plan but will be included in any calculations to determine the 5% reserve limit for the Share Compensation Arrangements (excluding the DSU Plan).

Excluding any DSUs granted to a Participant under an election to receive DSUs in lieu of Annual Cash Remuneration, the aggregate equity award value, based on grant date fair value, of any grants of DSUs that are eligible to be settled in Shares, in combination with the aggregate equity award value, based on grant date fair value, of any grants under any other Share Compensation Arrangement, that may be made to a Participant who is an Eligible Director for a year shall not exceed $150,000. For greater certainly, the limitation on equity award value referenced above shall not apply to a Participant who is an Eligible Employee.

The DSU Plan provides that the (a) maximum number of common shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any common shares issuable pursuant to any other Share Compensation Arrangement (which includes the RSU Plan and the Option Plan), and (b) the maximum number of common shares issued to insiders under the DSU Plan, together with any common shares issued to insiders pursuant to any other Share Compensation Arrangement within any one year period, will not exceed 10% of the issued and outstanding common share; provided that for the purposes of determining whether the limitation set out in paragraphs (a) and (b) has been met options, Shares, share units, deferred shares units or other awards involving the issuance or potential issuance of Shares that are granted or issued in reliance on Section 613(c) of the Toronto Stock Exchange Company Manual shall, notwithstanding the definition of Share Compensation Arrangement or any other provision of the DSU Plan, be included (and not excluded).

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The Company is seeking approval of certain amendments to the DSU Plan including the maximum number of common shares issuable – see Particulars of Matters to be Acted Upon above. No increases in the total number of common shares issuable under all equity incentive plans of the Company are proposed.

The Company is seeking approval of certain amendments to the DSU Plan including the maximum number of common shares issuable – see Particulars of Matters to be Acted Upon above. No increases in the total number of common shares issuable under all equity incentive plans of the Company are proposed.

Redemption of DSUs

Generally, a Participant in the DSU Plan who is not a US taxpayer shall be entitled to elect, by filing a notice with the Secretary of the Company, up to two dates (each an “Entitlement Date”): following the date of his or her death or retirement from, or loss of office or employment with the Company or a corporation related to the Company for purpose of the Income Tax Act (Canada) (the “Termination Date”) as of which the DSUs credited to such participant shall be redeemed. A participant’s elected Entitlement Date(s) shall not be later than December 15 of the calendar year following the year in which his or her Termination Date occurs, or earlier than three months after such Termination Date. Where a participant is eligible to file one or more election notices to redeem his or her DSUs but fails to do so, such participant’s Entitlement Date shall be deemed to be December 15 of the calendar year following the year in which his or her Termination Date occurs.

Notwithstanding anything contrary in the DSU Plan, the Entitlement Date of a US taxpayer shall be the first trading day of the common shares that is more than six months after the Participant’s Termination Date and all DSUs credited to such US taxpayer’s DSU Account on such date shall be redeemed and settled in accordance with the DSU Plan within 90 days following such Entitlement Date.

In no event will any common shares be issued or cash payments made to or in respect of a participant in the DSU Plan prior to such participant’s Termination Date or after December 31 of the calendar year commencing after such Termination Date.

Transferability

No right to receive payment of deferred compensation or retirement awards shall be transferable or assignable by any Participant except by will or laws of descent and distribution.

Adjustments and Reorganizations

Notwithstanding any other provision of the DSU Plan, in the event of any change in the common shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of common shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under applicable law shall be made to any DSUs then outstanding. Such adjustment shall be made by the Board, subject to applicable law, shall be conclusive and binding for all purposes of the DSU Plan.

Dividends

On any payment date for dividends paid on Shares, a Participant shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Participant’s Account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Shares are paid.

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Amendments to the DSU Plan

The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that: (a) any approvals required under applicable law or the rules and policies of the TSX are obtained; (b) Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of common shares issuable from treasury under the DSU Plan; (ii) a change in the definition of “fair market value” (as defined in the DSU Plan) which would result in an increase in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) an amendment to the amending provisions of the DSU Plan so as to increase the Board’s ability to amend the DSU Plan without Shareholder approval; (v) a reduction in the fair market value in respect of any DSUs benefitting a participant; (vi) any change to the categories of individuals eligible to be selected for grants of DSUs where such change may broaden or increase the participation of insiders under the DSU Plan; (vii) any amendment to remove or exceed the insider participation limits set out in Section 2.4(d) of the DSU Plan; or (viii) an amendment that would permit DSUs to be transferrable or assignable other than for normal estate settlement purposes; and (c) no such amendment shall, without the consent of the Participant or unless required by law, adversely affect the rights of a Participant with respect to any amount in respect of which a Participant has then elected to receive Deferred Share Units or Deferred Share Units which the Participant has then been granted under the Plan.

Notwithstanding the foregoing, any amendment of the DSU Plan shall be such that the DSU Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision and the requirements of Section 409A of the U.S. Internal Revenue Code of 1986, as may apply to eligible participants under the DSU Plan who are US taxpayers.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s Board is committed to sound corporate governance practices which are both in the interest of its Shareholders and contribute to effective and efficient decision making. National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies. The Company has reviewed its own corporate governance practices in light of these guidelines to ensure compliance. However, in certain circumstances, the Board considers that some of the guidelines are not suitable for the Company at its current stage of development, and therefore some guidelines have not been adopted as outlined in the discussion below. The Board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices, the Company is required to disclose, on an annual basis, its approach to corporate governance. The Governance and Nomination Committee continuously monitors corporate governance recommendations and has adopted robust corporate governance practices including:

✓	Ensure director independence and independent Chair of the Board; in-camera discussions at every meeting
✓	Established committees – Audit, Compensation, Governance, Disclosure and Sustainability; each with written mandates
✓	Annually assess board and committee skills matrix and performance; monitor attendance and any potential for over-boarding
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✓	Support diversity while seeking out most qualified director and officer candidates
✓	Written mandates for the Board, Chair of the Board and Board Committees, and CEO
✓	Continuing education for directors; annual deep-dive strategy offsite; director rotation through committees
✓	Succession planning for board and CEO
✓	Active shareholder engagement program

Board of Directors Composition & Independence

The Board is currently comprised of eight directors. As set out in the table under the heading Election of Directors above, all eight of the current directors are proposed to be nominated for election at the Meeting. The Board considers that six of the eight current directors (Messrs. Barnes, Clark, Colterjohn, Rubenstein, White and Ms. Leversage) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the Board. Messrs. Paspalas, and MacInnis are not considered to be independent by virtue of the fact that: Mr. Paspalas is an executive officer of the Company; and, Mr. MacInnis was formerly President and CEO of the Company through October 15, 2013 and he had a consulting agreement with the Company (see Interest of Informed Persons in Material Transactions below) until it expired on December 31, 2015. Accordingly, the Board considers that a majority (75%) of the directors are independent.

Governance Committee

The Board has established a Governance and Nomination Committee which is currently composed entirely of three independent directors: Richard Colterjohn (Chair), Peter Barnes and Jonathan Rubenstein. The Governance and Nomination Committee is responsible for assisting the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

In addition to its nomination function, the Governance and Nomination Committee is responsible for providing the Board with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the Board in respect of the management of the Corporation; (b) board size and composition, including the candidate selection process and the orientation of new members; (c) such procedures as may be necessary to allow the Board to function independently of management; and (d) maintaining the currency and relevancy of the company's corporate governance structures, including its charters, policies, mandates and terms of reference, taking into account the ever-changing corporate governance landscape affecting the Company.

The Governance and Nomination Committee meets as often as is required to fulfill its responsibilities or at least once per year. The Governance and Nomination Committee held 6 meetings in 2017 with all 6 meetings fully attended by all members.

Nomination of Directors

All of the Company’s directors are involved in the search for candidates to fill Board vacancies as and when they arise. A candidate for nomination should have direct experience in the mining business, significant business experience and must not have any conflicting associations.

The Company has strong anti-discrimination practices. As outlined below, the Governance and Nomination Committee supports diversity, including gender diversity, in the boardroom and in its succession planning efforts endeavors to actively seek out highly qualified women and individuals from diverse backgrounds to include in the selection process as and when new directors are to be recommended for nomination. Senior executive and board candidates are chosen based on the skillset and experience required by the Company at the time of hire and/or nomination.

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Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the Board, its members and its committees. The Governance and Nomination Committee is also responsible for reviewing on an annual basis: (i) the performance of individual directors, the Board as a whole, and the committees of the Board; (ii) the performance evaluation of the chair of each board committee; (iii) in conjunction with the Compensation Committee, the performance evaluation of the CEO, including performance against corporate objectives; and (iv) the range of capabilities represented on the Board as well as those needed for proper board function. As part of the review process, the Governance and Nomination Committee uses a number of different tools including: i) conducting written surveys of board members which includes peer assessment and self-assessment sections; or ii) meeting with individual board members to discuss with each director the effectiveness of the Board, its committees and its members; or iii) third party interviews with each director. In early 2018, the Governance and Nomination Committee determined that individual director interviews held with confidentially with external legal counsel would be a beneficial practice for this year’s director evaluations. The Governance and Nomination Committee pre-determined 10 questions related to individual, board and overall Company assessment. Each director attended his/her own interview and the findings were subsequently compiled and shared with the Board at its recent strategy session.

Board Skills and Experience

The Governance and Nomination Committee assesses directors annually on their individual qualifications, experience, expertise, leadership, continuity and historical understanding of our business and relationships, especially as these pertain to strategic matters. The Governance and Nomination Committee also considers other criteria such as background, diversity, integrity, professionalism, values and independent judgement to ensure the Company is governed at the highest level in order to achieve the best business outcomes while adhering to corporate governance guidelines. The Governance and Nomination Committee recommends director nominees who possess a mix of experience and expertise, balanced with some overlap, that is relevant to the Company and its operations. The Board reviews the slate of nominees to determine whether it reflects the mix of competencies it believes is necessary for fulfilling its duties and responsibilities in overseeing the Company’s strategic direction, management and corporate affairs. The bar graph below shows fifteen categories of skills and experience important to the Company’s business and governance (along the vertical axis) and the number of the eight director nominees who possess those skills and experience (along the horizontal axis). The biographies outlined in the Election of Directors (see pages 7 to 9), indicate the nominated directors’ individual skills and qualifications based on professional designations and/or career experience.

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Based on the Governance and Nomination Committee’s annual review of skills of the incumbent directors and its annual assessment of any additional capacities needed on the Board, the Governance and Nomination Committee believes that the nominated directors have the appropriate skills for the Company’s current needs.

Board Meetings

The Company holds regular quarterly board meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company. In-camera sessions are held at every scheduled board and committee meeting and separate in-camera meetings of independent directors may also be scheduled if the need arises to facilitate communication amongst the directors without the presence of management, non-independent directors and any directors with a conflict related to the topic of discussion. When the Board or a committee meets in-camera, any management representatives, non-independent directors, including the CEO, and any persons that have an interest with respect to the matter being discussed are asked to step out of the meeting. In the event that any of the non-independent persons are specifically requested to stay, the non-independent directors resume a full in-camera session prior to the completion of the meeting. The Board therefore believes that adequate structures and processes are in place to facilitate the functioning of the Board with a level of independence from the Company’s management and non-independent directors. The in-camera sessions mandated at the end of every board and committee meeting ensures that open and candid discussion amongst independent directors is not inhibited by the presence of a non-independent director. If the Board believes it is necessary to exclude any non-independent directors from a regularly scheduled meeting, those non-independent directors are asked not to attend.

Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the Board and presides as such at each meeting. Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all Board matters. All of the directors actively participate in Board discussions and any issues are thoroughly canvassed. Mr. Rubenstein regularly interacts with members of management with respect to matters related to strategic planning and decision making, compensation, corporate governance, joint venture (development planning and finance) and new business opportunities. He also acts as liaison between management and the board.

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The Board conducts extensive budget and business reviews with management and regularly approves the budget and any budget revisions as a means of monitoring Company and management activities.

Robust strategic planning in respect of the Company's exploration and development initiatives on its mineral properties, its partners, financing opportunities, M&A opportunities, corporate governance structures, approach to compensation, succession and its business in general, is regularly undertaken by the entire board and is informed by management's analysis and by the work of the Company's committees and advisors. The directors all participate in animated debate on the relevant issues in order to distill the best ways to plan and proceed.

Attendance

The Company held nine board meetings during the financial year ended December 31, 2017. The following table sets out the number of meetings held by the Board and committees of the Board for the period commencing January 1, 2017 up to and including December 31, 2017 and the attendance record for each of the Company’s eight nominated directors:

Summary of Attendance of Directors at Meetings(2)
Directors	Board(1)	Audit Committee	Compensation Committee	Governance & Nomination Committee

# of meetings held	9	4	3	6
George Paspalas	9 of 9	n/a	n/a	n/a
Daniel T. MacInnis	9 of 9	n/a	n/a	n/a
Richard Colterjohn	9 of 9	3 of 3(3)	3 of 3	2 of 2(3)
Derek White	9 of 9	n/a	3 of 3	n/a
Jonathan Rubenstein	9 of 9	n/a	n/a	6 of 6
Peter Barnes	9 of 9	4 of 4	n/a	6 of 6
Richard Clark	8 of 9	1 of 1(3)	3 of 3	4 of 4(3)
Jill Leversage	9 of 9	4 of 4	n/a	n/a

(1)	The Board meets on a regular basis and an in-camera session is held at the end of each meeting whereby non-independent directors are asked to step out of the meeting. The number of Board meetings above does not include a two-day strategy session held in 2017 at which all directors were in attendance.
(2)	On occasion, directors attend committee meetings as guests. As directors attending as guests are not compensated nor do they participate in the approval of resolutions made by the committees, their guest attendance record is not recorded in the table above.
(3)	Late 2017 the Board changed the composition of the Audit Committee, replacing Mr. Colterjohn with Mr. Clark. Each Messrs. Clark and Colterjohn attended the meetings held during their time on the committee. At the time of this change, Mr. Colterjohn replaced Mr. Clark as Chair the Governance and Nomination Committee and Derek White became Chair of the Compensation Committee.

Seven of the nominated directors had 100% board meeting attendance during 2017 with only one director missing one board meeting (representing 88% attendance) during the year due to an unavoidable conflict. All eight directors had 100% committee meeting attendance during 2017.

Board Tenure

The Board has not adopted formal policies imposing director term limits in connection with the individuals nominated for election as it does not believe that such limits are in the best interests of the Company. However, the Board has set a retirement age limit of 75 years. The Governance and Nomination Committee annually reviews the composition and expertise of the Board, including the age and tenure of individual directors (see Assessments above). The Board strives to achieve a balance between the desirability to have a depth of experience from its members and the need for renewal and new perspectives (see Board Skills and Experience above).

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The Governance and Nomination Committee has determined that the Board is highly effective and well composed and that no appreciable benefit would be derived from the introduction of a term limit at this time.

Board and Executive Officer Diversity

In 2017 the Board adopted a formal Board and Senior Management Diversity Policy as it believes in diversity and values the benefits that diversity can bring to its board of directors (the "Board") and the senior management team. A copy of this policy can be found on the Company’s website at www.magsilver.com. Diversity promotes the inclusion of different perspectives and ideas, mitigates against groupthink and ensures that the Company has the opportunity to benefit from all available talent. The promotion of a diverse Board and senior management team makes prudent business sense and makes for better corporate governance. Annually, the Governance and Nomination Committee will review the Board and Senior Management Diversity Policy and assess its effectiveness in promoting diversity, including an appropriate number of women in the ranks of our Board and senior management.

The Board is committed to a merit based system for the Board and senior management team composition within a diverse and inclusive culture which solicits multiple perspectives and views and is free of conscious or unconscious bias and discrimination. When assessing Board composition or identifying suitable candidates for appointment or re-election to the Board, the Board will consider candidates on merit against objective criteria, having due regard to the benefits of diversity and the needs of the Board. When assessing the composition of the senior management team or identifying suitable management candidates, the Company uses the same criteria applied to the selecting of Board candidates.

The Company is not recruiting additional or replacement directors or senior management at this time. When the need arises, the Governance and Nomination Committee will take appropriate measures to ensure there are qualified female candidates in the recruitment pool.

The Company has not adopted a target regarding women on the Board or regarding women in executive officer positions as the Board believes that such arbitrary targets are not appropriate for the Company.

Currently the Company has one female board member representing 12.5% of the Board and one female officer representing 20% of executive officers.

Directorships

Six of the eight current directors are directors of one or more other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction, as set forth below:

Name of Director	Reporting Issuer
Richard Clark	• Lucara Diamond Corp. • Orca Gold Inc.
Richard Colterjohn	• Roxgold Inc. • Harte Gold Inc.
Daniel MacInnis	• Balmoral Resources Ltd. • Group Eleven Resources Corp.

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Name of Director	Reporting Issuer
George Paspalas	• Pretivm Resources Inc.
Jonathan Rubenstein	• Detour Gold Corporation • Roxgold Inc. • Dalradian Resources Inc.
Derek White	• Orca Gold Inc.

Overboarding

The Board has not adopted formal policies on overboarding, however the Board has processes in place to ensure all directors participate fully in the stewardship of the Company (see Assessments above). The Board believes that the number of board seats that individual directors hold, is not, in itself, a determinant to a director’s ability to make an effective contribution to the governance of the Company. Overboarding thresholds will be higher, for instance, for directors who: are retired from active employment; sit on boards that are a mix of TSX and TSX-V listed companies; and actively participate in the stewardship of the Company. The Governance and Nomination Committee monitors attendance of all directors at both the board and committee level (see “Attendance” section above).

Board Mandate

The Board adopted a written mandate on May 13, 2014, whereby the Board assumes responsibility to further the objectives of the Company by directing, supervising and otherwise reviewing and approving the stewardship of the Company. The Board mandate is reviewed annually and amended as necessary to ensure it meets the current needs of the Company.

All material transactions must be reviewed and approved by the Board prior to implementation. Any responsibility that is not delegated to senior management or a board committee remains with the full Board. One of the Board’s responsibilities is to review and, if thought fit, to approve opportunities as presented by management. The Board also provides guidance to management. The Board relies on management for the preparation of periodic reports, and to provide the support and information necessary to enable the Board to fulfill its obligations effectively.

The Board has the responsibility to participate with management in developing and approving the mission of the business, its objectives and goals, the strategic plans arising therefrom, and monitoring subsequent performance against said plans. Such planning takes into account, among other things, the principal opportunities and risks of the Company’s business. Strategic issues are reviewed with management and addressed by the full Board at regularly scheduled board meetings and at meetings specifically called for this purpose. The Board’s strategic planning process involves having regular board meetings to review reports on the Company’s operations, exploration and development programs, meeting with management on a regular basis, and reviewing business opportunities as presented by management. The Board also meets at least once annually to plan strategy for the future growth of the Company. Frequency of meetings, as well as the nature of agenda items, change depending upon the state of the Company’s affairs and in light of opportunities or risks which the Company faces.

The Board has responsibility to identify the principal risks of the Company’s business; review existing systems to identify risks and, where applicable, recommend the implementation of appropriate systems to manage such risks and systems designed to ensure timely disclosure of material transactions through the issuance of news releases and financial statements; and monitor senior management. The Board reviews financial performance quarterly.

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The Board is specifically responsible for:

a)	Reviewing and approving any proposed changes to the Company’s Notice of Articles or Articles.

b)	Reviewing and authorizing/directing appropriate action with respect to any takeover bid, proposed merger, amalgamation, arrangement, acquisition of all or substantially all of the assets or any similar form of business combination, including the approval of any agreements, circulars or other documents in connection therewith.

c)	Approving payment of distributions to Shareholders.

d)	Approving any offerings, issuances or repurchases of share capital or other securities.

e)	Approving the establishment of credit facilities and any other long-term commitments.

f)	Satisfying itself as to the integrity of the CEO and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization.

g)	Selecting and appointing, evaluating and (if necessary) terminating the CEO.

h)	Succession planning and other human resource issues.

i)	Developing the Company’s approach to corporate governance, including specific corporate governance principles and guidelines specifically applicable to the Company.

j)	Adopting a strategic planning process, approving long range strategic plans, taking into account, among other things, the opportunities and risks of the business, and monitoring performance against plans.

k)	Reviewing and approving annual operational budgets, capital expenditures and corporate objectives, taking into account, among other things, the opportunities and risks of the business and monitoring performance for each of the foregoing items.

l)	Identifying and reviewing principal risks of the Company’s business; determining, with input from management and standing committees, what risks are acceptable; and, where appropriate, ensuring that systems and procedures are put in place to monitor and manage risk.

m)	Reviewing policies and processes, as recommended by the Company’s Audit Committee, to ensure that the Company’s internal control and management information systems are operating properly.

n)	Approving the financial statements and MD&A, and making a recommendation to Shareholders for the appointment of auditors.

o)	Approving the Company’s code of business ethics, which includes a communications policy for the Company, and monitoring its application.

p)	Assessing the contribution of the Board, committees including each director annually, and planning for succession of the Board.

q)	Arranging formal orientation programs for new directors, where appropriate.

Other Mandates

All policies, charters and mandates are reviewed annually and amended as necessary. The polices, charters and mandates can be viewed on the Company’s website at www.magsilver.com.

Individual Director Mandate – The Board has adopted a set of guidelines for individual directors which set forth the expectations and responsibilities of each director. The guidelines prescribe, among other things, the requirements that directors demonstrate integrity and high ethical standards in the performance of their duties, observe their fiduciary duty to the Company, avoid conflict by reporting to the Board potential or actual conflict situations, regularly attend and prepare for Board and committee meetings and comply with the policies and guidelines established for the Company.

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Chair of the Board – The Board adopted a written mandate whereby the Board has developed specific responsibilities for the chair of the Board. The fundamental responsibility of the chair of the Board is to ensure that the responsibilities of the Board are well understood by both the Board and management, the boundaries between the Board and management are clearly understood and respected, and the Board carries out its responsibilities effectively. The Board requires the chair of the Board, among other things to ensure: (i) that the Board is properly organized, functions effectively, independent of management and meets its obligations and responsibilities, including those relating to corporate governance matters; (ii) liaise with the CEO to promote open and effective relations between management and the Board; and (iii) work with the Corporate Governance and Nomination committee in (a) assessing the effectiveness of the Board, its committees and the contribution of its members, (b) developing strategic criteria for director recruitment and succession planning, (c) and preparing an annual slate of directors to be nominated for election to the Board at the annual meeting of Shareholders.

Chair of the Audit Committee – The Board adopted a written mandate whereby the Board has developed specific responsibilities for the audit committee chair (“audit chair”) of the Company. The fundamental responsibility of the audit chair is to ensure that the audit committee executes its mandate to the satisfaction of the Board. The Board requires the audit chair, among other things to ensure: (i) maintain a direct and personal line of communication with the external auditors in a manner to ensure their full independence with management and cooperate with the external auditors to find the best process to address any concern that they may have regarding the affairs of the Company; (ii) maintain a confidential open line of communication for the directors, officers and employees for reporting any violations of laws, governmental regulations or the Company’s Code of Business Conduct and Ethics and to investigate any reported violations to determine the appropriate response including corrective action and preventive measures; and (iii) direct the committee’s meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all audit committee members to participate and that is conducive to good decision-making ensuring that there are private sessions that allow the audit committee to meet with the external auditors separately from management and vice-versa.

Chair of Board Committees – The Board adopted a written mandate whereby the Board has developed specific responsibilities for the chair of any board committee (“committee chair”) other than the audit committee chair who has a specific mandate as outlined above. The fundamental responsibility of the committee chair is to ensure that the committee executes its mandate to the satisfaction of the Board. The Board requires the committee chair, among other things to ensure: (i) prepare the committee meetings’ agendas to ensure that all tasks of the committee are covered in a timely fashion and that each topic is documented in a manner that allows the making of informed recommendations to the Board; (ii) direct the committee’s meetings in a manner that facilitates the exchange of constructive and objective points of view and opinions, that encourages all committee members to participate and that is conducive to good decision-making; and (iii) maintain a close liaison with the chair of the Board and cooperate with him/her on any issue facing the committee or any special request he/she might have.

Chief Executive Officer – The Board adopted a written mandate whereby the Board has developed specific responsibilities for the CEO. The CEO’s primary role is to manage the Company in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the Board in the context of the Company’s strategic plans, budgets and responsibilities and in compliance with the Company’s corporate governance guidelines and Code of Business Ethics, with a view to preserving and increasing Corporate and Stakeholder value. The CEO is responsible to the Board and acts as the liaison between management and the Board. The Board requires the CEO, among other things to: (i) manage the operations of the Company; (ii) oversee the senior management of the Company; and (iii) promote high ethical standards throughout the organization and good corporate governance.

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Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. Directors also get regular geological reviews of the Company’s projects, and visits to the Company’s material properties are scheduled when feasible. When a new director comes aboard, they will have the opportunity to become familiar with the Company by meeting with the other directors, officers and employees of the Company. As each director has a different skillset and professional background, orientation and training activities will be tailored to the particular needs of each director. The Governance and Nomination Committee reviews, approves and reports to the Board on the orientation process for new directors.

In early 2017, a two-day strategy and education session was held for the Board. Along with market updates and perspectives presented by financial advisors, Company updates were provided in respect to: the rights and obligations of the company under its joint venture agreement with Fresnillo, including the process for advancing the Minera Juanicipio project, applicable approval processes and partner funding obligations, the process for an updated resource estimate and PEA and work related to ongoing corporate development opportunities.

All eight nominated directors last attended a site visit to the Company’s main asset (the Juanicipio Project in Zacatecas State, Mexico) in April 2015 to review the project’s development progress. Some of the directors have participated in joint venture technical meetings in Mexico to assist with the Board in its oversight responsibilities.

By using a board of directors composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the Board operates effectively and efficiently. The Governance and Nomination Committee will review, approve and report to the Board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. Directors are currently provided with relevant reading materials and encouraged to attend relevant courses at the expense of the Company. All eight of the nominated directors, along with three senior officers, are accredited directors (Acc.Dir) and maintain their membership requirements. In order to remain members in good standing with ICSA, each director is required to undertake a minimum of twenty (20) hours of continuing professional development annually. Messrs. Barnes and Rubenstein are also accredited directors (members) with the Institute of Corporate Directors (ICD.D).

Education Events

Education events for directors are provided by the Company throughout the year based on the relevant industry related topics. Materials are provided to the directors to review prior to the event. The event presenters are made available to all directors for follow up, if necessary, particularly in circumstances where directors were unable to attend.

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Date	Event	Barnes	Clark	Colterjohn	Leversage	MacInnis	Paspalas	Rubenstein	White
January 31, 2017	Market Update/Capital Market Perspectives/Strategic Alternatives – provided by financial advisors.
June 15, 2017	Impact of ETFs and Quantitative Trading – provided by financial advisors.

In addition, individual board members participate in a number of seminars, presentations and conferences relevant to the mining industry and other matters which relate to the Company and its business, and they are encouraged to maintain their levels of expertise and knowledge in their individual areas of professional competence by keeping up with relevant developments in their areas of expertise through reading, interaction with their peers and attendance at continuing education presentations and seminars.

Finally, individual directors are encouraged to, and do, regularly interact directly with members of management to keep up-to-date with the Company's business and opportunities. The Company also provides exploration and development teach-ins as well as director insurance awareness sessions that the directors are invited to attend at their convenience.

Ethical Business Conduct

The Board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing. Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries. Each director, officer and employee verifies that he or she has reviewed and understands the Code and will abide by its terms. A copy of the Code is available on the Company’s website at www.magsilver.com or may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Company’s Board and Audit Committee monitor compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code. In addition to responding to any complaints or violations reported directly to board members, the Audit Committee Chairman makes periodic inquiries of Company management as to issues related to compliance with Code requirements. In addition, in the course of regular business and operations updates provided by Company management to the Board, there are opportunities to discuss any compliance issues. No ethical conflicts arose in 2017.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•	A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.
•	A director who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

In order to ensure a culture of ethical business conduct, the Board seeks directors who have a solid reputation. Directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any board discussion with respect to that contract or transaction. In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

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Succession Planning

Succession planning is considered an important part of the activities of the Governance and Nomination Committee. The Governance and Nomination Committee reviews the CEO and board’s current mix of skills, experience and competencies to identify the skillsets and individuals that will enhance the proficiency and effectiveness of the board and position of CEO and updates the board annually. The Company’s process involves: a) annual review of the skillsets required for directors and the CEO; b) consideration as to whether to use a third party recruitment agency to fill a vacancy; c) consideration as to whether there is a need to hire an interim officer/consultant from inside or outside of the company; d) ongoing training of internal staff in an effort to provide future personal growth opportunities and have an internal pool to select from; and e) consideration that the Company may rely on any one of the board members, who each contribute individually and where there is a diverse skillset with some overlap, to provide temporary services to management in the event of a sudden departure of the CEO.

Shareholder Engagement

The Company actively engages with shareholders to get their feedback on our governance practices. The feedback we receive is an important component of our evaluation of the Company’s existing policies. The Company values constructive dialogue with shareholders and investors and has initiated engagement meetings with shareholders to better understand their perspectives regarding the Company.

During the second quarter of 2018, members of our board of directors met with shareholders representing approximately 27% of the Company’s issued and outstanding shares, which provided useful feedback regarding shareholder perspectives on the governance of the Company.  No major issues were raised during these discussions, although wherever possible, the Company does consider feedback from such meetings in refining The Company’s policies, practices and/or public disclosures.  The Company has found this shareholder outreach program to be highly productive and plans to expand the scope of shareholder engagement in the future.

Compensation Committee

The Board has appointed a Compensation Committee composed entirely of three independent directors: Derek White (Chair), Richard Clark and Richard Colterjohn. The Compensation Committee’s primary responsibility is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee meets as often as is required to fulfill its responsibilities or at a minimum annually to review and recommend the remuneration for the upcoming year, for Board approval. The Compensation Committee held 3 meetings in 2017 which were fully attended by all members.

On an on-going basis, the Board in consultation with the Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development. The Company’s Compensation Committee reviews, and recommends to the Board for approval, the general compensation philosophy and guidelines for all directors and executive officers, including the CEO. Amongst other things, these recommendations cover short and long-term incentive plan designs and remuneration levels.

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The Compensation Committee often engages independent executive compensation consulting firms specializing in executive and board of director compensation reviews. Lane Caputo has worked with the Compensation Committee over the years to assemble a comparable industry peer group in each engagement and has undertaken a comparative compensation analysis of the peer group, including director compensation, and reported back to the Compensation Committee with an Executive Compensation Report.

Audit Committee

The Audit Committee is currently comprised of three independent directors: Peter Barnes (Chair), Richard Clark and Jill Leversage. Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110. The Audit Committee is responsible for assisting the Board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements. The Audit Committee meets as often as is required to fulfill its responsibilities or at a minimum four times per year to review and recommend the financial statements, management discussion and analysis or other financial documents, for Board approval. The Audit Committee held 4 meetings in 2017 which were fully attended by all members (Messrs. Clark and Colterjohn each attended the meetings held during their tenure on respective committees prior to a change made to the committees in late 2017).

Audit committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 23, 2018 under the heading Audit Committee. Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor. The Company’s Annual Information Form for the year ended December 31, 2017 is available under the Company’s profile on SEDAR at www.sedar.com or on the Company’s website at www.magsilver.com. A copy of the Company’s Annual Information Form will be provided to any Shareholder without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and Governance and Nomination Committee, the Board has established a Disclosure Committee and a Sustainability Committee.

Disclosure Committee

The Disclosure Committee is comprised of the Chief Executive Officer, the Chief Financial Officer and one independent director together with such other persons as they may delegate from time to time, currently: George Paspalas (Chair), Larry Taddei, Richard Clark and Peter Megaw. The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy.

Sustainability Committee

Effective April 1, 2015, the Board established a Sustainability Committee comprised of a majority of independent directors: Jill Leversage (Chair), Derek White and Dan MacInnis. The primary responsibility of the Sustainability Committee is overseeing the development and implementation of policies and procedures for ensuring a safe, healthy work environment and sustainable development in the communities in which it operates. The Sustainability Committee meets as often as is required to fulfill its responsibilities and is anticipated to become more active as projects develop.

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Rotation through Committees

Periodically the composition of the Company’s committees change so that fresh ideas are brought to committee work and all of the directors are exposed to the various facets of the Company.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw, Chief Exploration Officer

Dr. Peter Megaw, of Arizona, USA, was a founder of the Juanicipio Property in 2003 and until 2014, a member of the Company’s Board of Directors at which time Dr. Megaw did not stand for re-election to the Board and was appointed as the Company’s Chief Exploration Officer (“CXO”).

Dr. Megaw is a principal of Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Guigui property in 2002 from Coralillo and Coralillo has retained a NSR royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel S.A. de C.V. (“Cascabel”) and IMDEX Inc. (“IMDEX”). The Company is obligated to pay a 2.5% NSR royalty on the Cinco de Mayo Project to Cascabel and its principals under the terms of an option agreement dated February 26, 2004, and under the terms of assignment agreements entered into by Cascabel with its principals.

In addition, Cascabel and IMDEX have been and will continue to be retained by the Company as consulting geological firms compensated at industry standard rates, for exploration work performed in Mexico. In addition to fees paid to IMDEX related to Dr. Megaw as an NEO in the capacity of CXO (and as outlined above in the Statement of Executive Compensation), during the year ended December 31, 2017, the Company accrued or paid Cascabel and IMDEX the following additional amounts under a Field Services Agreement (“FSA”) between the parties: general exploration, consulting, travel and administration fees of US$1,077,000. These costs do not include drilling and assays, which are contracted out independently from Cascabel & IMDEX.

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The FSA sets out the professional services to be performed by Dr. Megaw and by Cascabel and IMDEX, and the remuneration for such services. Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary. The services provided do not include drilling and assay work, and a significant portion of the expenditures incurred by Cascabel and IMDEX are on behalf of the Company are charged on a “cost + 10%” basis, in line with industry standards. The FSA is renewed annually and is reviewed regularly by independent members of the Board. The Company has determined that the rates charged by Cascabel and IMDEX are market competitive and that the services provided under the agreement have been beneficial to the Company.

Within the FSA between the Company and Cascabel/IMDEX, a ‘Right of First Refusal’ has been granted to the Company to acquire any silver properties of merit which Cascabel/IMDEX may become aware of. As part of this agreement, Cascabel/IMDEX have agreed to grant the Company the right of first refusal to examine all silver properties currently in their control, or brought to their attention by others. The Company, and solely at the Company’s discretion, may lease, option, purchase, joint venture or otherwise acquire an interest in such silver properties as may be known or offered by Cascabel/IMDEX to the Company. In recognition of the work carried out by Cascabel/IMDEX to introduce such properties to the Company, a reasonably negotiated Finder’s Fee may be payable by the Company on any new property of merit.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all Shareholders in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each Shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year. The Company’s audited financial statements for the period ended December 31, 2017 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

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APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each Shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the Board.

DATED as of the 10th day of May, 2018.

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.

/s/ George Paspalas
George Paspalas President and Chief Executive Officer

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ADVANCE NOTICE POLICY (Adopted by the Board of Directors with immediate effect on August 23, 2012 and amended on March 23, 2018) MAG SILVER CORP. (the "Corporation")

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors. This Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders. This policy will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.	Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation. Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.	by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Division 7 of the British Columbia Business Corporations Act (the "Act"), or a requisition of the shareholders made in accordance with section 167 of the Act; or

c.	by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

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2.	In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Corporation at the principal executive offices of the Corporation.

3.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

a.	in the case of an annual meeting of shareholders, not less than 30 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date;

b.	in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made; and

c.	in the case of an annual meeting (including an annual and special meeting) of shareholders or a special meeting of shareholders called for the purpose of electing directors (whether or not also called for other purposes) where notice-and-access is used for delivery of proxy related materials, not less than 40 days prior to the date of the meeting (but in any event, not prior to the Notice Date of the annual meeting); provided, however, that in the event that the annual meeting where notice-and-access is used is to be held on a date that is less than 50 days after the Notice Date of the annual meeting, notice by the Nominating Shareholder shall be made, in the case of an annual meeting of shareholders, not later than the close of business on the tenth (10th) day following the Notice Date of the annual meeting and, in the case of a special meeting of shareholders, not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

a.	as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, province or state and country of residence of the person; (B) the principal occupation, business or employment of the person; (C) the number of securities of each class of voting securities beneficially owned, or controlled or directed, directly or indirectly, by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (D) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

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b.	as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information as may be required by the Act and Applicable Securities Laws to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation.

5.	No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.	"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.	"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7.	Notwithstanding any other provision of this Policy, notice given to the Secretary of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

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8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on August 23, 2012 and amended on March 23, 2018 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after the Effective Date. Notwithstanding the foregoing, if this Policy, as so amended, is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then the Advance Notice Policy adopted by the Board on August 23, 2012 shall continue in full force and effect, without giving effect to such amendments.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

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Questions? Need Help Voting?

Please contact our Strategic Shareholder Advisor and Proxy

Solicitation Agent, Kingsdale Advisors